

SHISEIDO

Stock Exchange Code: 4911

June 29, 2005

To our Shareholders:

NOTICE OF RESOLUTIONS OF THE 105TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were reported and resolved at the 105th Ordinary General Meeting of Shareholders of the Company held on June 29, 2005.

Yours very truly,

SHISEIDO CO., LTD.
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

By: SHINZO MAEDA
President & CEO

PARTICULARS

Matters Reported:

1. **Report on the Business Report and the Non-Consolidated Statement of Income for the 105th Business Term (April 1, 2004 to March 31, 2005) and the Non-Consolidated Balance Sheet as of March 31, 2005.**

   The content of the above-mentioned accounting documents were reported.

2. **Report on the Consolidated Statement of Income for the 105th Business Term (April 1, 2004 to March 31, 2005), the Consolidated Balance Sheet as of March 31, 2005 and the Results on the Audits of Consolidated Accounting Documents by the Independent Public Accountants and the Board of Corporate Auditors.**

   The content of the above-mentioned Consolidated Accounting Documents and the results on the Audits of these Documents were reported.

Matters Resolved:

First Item of Business: **Approval of the Proposed Appropriation of Retained Earnings for the 105th Business Term**

This item was approved and resolved as originally proposed. The cash dividend for the Term was decided to be increasing dividend by ¥2 per share from the preceding Term to ¥13 per share. The total annual dividend for the Term was ¥24 per share including interim dividend, which was ¥11.

Second Item of Business: **Amendment to a Part of the Articles of Incorporation**

This item was approved and resolved as originally proposed. Details of the amendments are as stated on page 5.

Third Item of Business: **Election of Seven (7) Directors**

This item was approved and resolved as originally proposed. Messrs. Morio Ikeda, Shinzo Maeda, Toshimitsu Kobayashi, Kimie Iwata, and Masaaki Komatsu were reelected and Messrs. Seiji Nishimori and Yasuhiko Harada were elected and all assumed their offices.

Fourth Item of Business: **Election of One (1) Corporate Auditor**

This item was approved and resolved as originally proposed. Increased the number of Corporate Auditors from 4 at present to 5. Mr. Akio Harada was elected and assumed his office. In addition, Mr. Akio Harada is an external Corporate Auditor set forth in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).

Fifth Item of Business: **Revision of Remuneration for the Corporate Auditors**

This item was approved and resolved as originally proposed. In proportion with the increased number of corporate Auditors, the maximum aggregated amount of the Corporate Auditor's remuneration was revised to be 10 million yen as its upper limit.

Sixth Item of Business:

Issuance of stock acquisition rights as Stock Options as executive compensation-type stock options

This item was approved and resolved as originally proposed. As indicated below, the Company will issue the two types of stock acquisition rights, free of charge.

1. Stock compensation-type stock options as medium-term incentives
Qualified grantees of stock acquisition rights:
Directors and corporate officers of the Company.
Total number of stock acquisition rights to be issued:
Not exceeding 410 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

2. Stock options as long-term incentives
Qualified grantees of stock acquisition rights:
Directors and corporate officers of the Company.
Total number of stock acquisition rights to be issued:
Not exceeding 320 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Seventh Item of Business:

Issuance of stock acquisition rights as Stock Options as employees incentive-type and reward-type stock options

This item was approved and resolved as originally proposed. As indicated below, the Company will issue the two types of stock acquisition rights, free of charge.

1. Employee-incentive-type stock options
Qualified grantees of stock acquisition rights:
Employees of the Company and the directors and employees of the Shiseido group companies.
Total number of stock acquisition rights to be issued:
Not exceeding 2,200 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

2. Reward-type stock options

Qualified grantees of stock acquisition rights:
Directors, corporate officers and employees of the Company and the Shiseido group companies.

Total number of stock acquisition rights to be issued:
Not exceeding 200 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Details of the amendments (Second Item of Business)

(Underlined parts are amended)

Before amendment	After amendment
Article 4. (Method of giving public notices) Public notices of the Company shall be inserted in the Nihon Keizai Shimbun published in Tokyo.	Article 4. (Method of giving public notices) Public notices of the Company shall be given in electronic form. In the event of any accident or any other unavoidable cause that prevents a public notice in electronic form, such public notice shall be inserted in the Nihon Keizai Shimbun.
(Newly provided)	Article 25. (Reduction of liabilities of Directors) The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from liabilities for any act as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent allowed by laws or ordinances, in accordance with the provision of Article 266, paragraph 12 of the said code.
Article 25. to Article 31. [Descriptions omitted]	Article 26. to Article 32. [Not amended]
(Newly provided)	Article 33. (Reduction of liabilities of Corporate Auditors) The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including any former Corporate Auditor) from liabilities to the extent allowed by laws or ordinances, in accordance with the provision of Article 280, paragraph 1 of the Commercial Code of Japan.
Article 32. to Article 35. [Descriptions omitted]	Article 34. to Article 37. [Not amended]

-End-

SHISEIDO

Board members and Executives after the 105th Ordinary General Meeting of Shareholders

The Company introduced a corporate officer system in June 2001 to strengthen the decision-making and supervising function of the Board of Directors and clarify the responsibility in the execution of duties relating to the total Group, as part of the strengthening of its Corporate Governance.

Two (2) Representative Directors and Twenty-five (25) Corporate Officers were elected by the Board of Directors after the end of the 105th Ordinary General Meeting of Shareholders, and respectively took their offices.

Accordingly, the current Representative Directors, Directors, Corporate Officers, and Corporate Auditors are as follows:

Position	Name	Duty and Major Occupation
Director Chairman of the Board	Morio Ikeda	
Representative Director President & CEO	Shinzo Maeda	CEO and COO
Representative Director Vice President	Seiji Nishimori	Responsible for Domestic Shiseido Group Sales Responsible for Retail Promotion Planning
Director Corporate Executive Officer	Toshimitsu Kobayashi	General Manager of Cosmetics Business Division President & CEO of Shiseido Sales Co., Ltd.
Director Corporate Officer	Yasuhiko Harada	Responsible for Investor Relations and Finance
Director Corporate Officer	Kimie Iwata	Responsible for H&BC Business Responsible for Domestic Non-Shiseido Brand Business
Director Corporate Officer	Masaaki Komatsu	General Manager of International Business Division
Corporate Senior Executive Officer	Tadakatsu Saito	Chief Area Managing Officer of China, Chairman of Shiseido China Co., Ltd.
Corporate Executive Officer	Masami Hamaguchi	Responsible for Production Business and Technical
Corporate Executive Officer	Takashi Hibino	Responsible for Information System Planning and Logistics
Corporate Executive Officer	Yoshimaru Kumano	Responsible for R&D Strategy, Product Development, Patent, Global R&D
Corporate Executive Officer	Kohei Mori	Responsible for Consumer Information, Beauty Sciences and Beauty Creation
Corporate Executive Officer	Michihiro Yamaguchi	Responsible for Basic Research and New Business Development
Corporate Officer	Takao Kakizaki	Responsible for Corporate Culture, Advertising and Public Relations General Manager of Advertising Department
Corporate Officer	Tadashi Noguchi	Responsible for Toiletries business President & CEO of FT Shiseido Co., Ltd.
Corporate Officer	Toshihide Ikeda	General Manager of H& BC Research Center
Corporate Officer	Masayuki Ishimaru	General Manager of Sales Support Department
Corporate Officer	Kiyoshi Kawasaki	General Manager of Corporate Planning Department
Corporate Officer	Toshiro Nagaya	General Manager of Production Planning & Accounting Department
Corporate Officer	Kiyoshi Nakamura	General Manager of Technical Department
Corporate Officer	Kazuko Oya	General Manager of CSR Department

Position	Name	Duty and Major Occupation
Corporate Officer	Kazutoshi Satake	Responsible for Personnel, Executive, Legal, General Affairs General Manager of Personnel Department
Corporate Officer	Kyoichiro Sato	Responsible for Boutique Business General Manager of Professional Business Operations Division and Professional Business Administration Department
Corporate Officer	Takemasa Yamanaka	President & CEO of Shiseido Shoppers Club Co., Ltd.
Corporate Officer	Yutaka Yamanouchi	General Manager of Logistics Department
Corporate Officer	Eiji Yano	Responsible for Pharmaceutical Business and Fine Chemicals Business General Manager of Pharmaceutical Business Department President & CEO of Shiseido Pharmaceutical Co., Ltd.
Senior Corporate Auditor (Full-time)	Kazunari Moriya	
Corporate Auditor (Full-time)	Isao Isejima	
Corporate Auditor	Akio Harada	
Corporate Auditor	Eiko Oya	
Corporate Auditor	Hiroshi Yasuda	

(Notes)

1. Mr. Akio Harada, Ms. Eiko Oya, and Mr. Hiroshi Yasuda are External Corporate Auditors as prescribed in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).
2. Directors and Corporate Officers, who retired at the close of the Meeting are as follows:

Position held	Name
Representative Director Vice President	Shigeo Shimizu
Director Corporate Executive Officer	Takeshi Ohori
Corporate Senior Executive Officer	Osamu Hosokawa
Corporate Executive Officer	Shigeru Akechi
Corporate Executive Officer	Keizaburo Suzuki
Corporate Executive Officer	Akira Yamauchi
Corporate Officer	Yoshikuni Miyakawa

NOTICE

1. The dividend for the 105th Business Term

   The dividend for the Term was decided to be ¥13 per share. The total annual dividend for the Term was ¥24 per share including interim dividend, which was ¥11.

2. Public notice of settlement of accounts

   The Company posts the Statement of Income for the 105th Business Term (April 1, 2004 to March 31, 2005) and the Balance Sheet as of March 31, 2005 on the Company's website.

   The website where the public notice of settlement of accounts are stated is as follows:
   http://www.shiseido.co.jp/bspl/html/index.htm

3. Introduction of Electric Publication Measures

   Upon the resolution at the Meeting, the Company adopted Electric Publication Measures. From here on public notices of the Company shall be given in electronic form. In the event of any accident or any other unavoidable cause that prevents a public notice in electronic form, such public notice shall be inserted in the Nihon Keizai Shimbun.

   The website where public notices will be stated is as follows:
   http://www.shiseido.co.jp/koukoku/html/index.htm



Notice of Convocation

The 105th Ordinary General Meeting of Shareholders

[Disclaimer: *Please note that the following purports to be an accurate and complete translation of the original Japanese version prepared for the convenience of our shareholders with voting rights outside Japan for reference. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail. Please be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion. Please also be advised that this material will not facilitate your status as a registered shareholder, who is authorized to physically attend the Ordinary General Meeting of Shareholders in person, unless presenting the original Notice of Convocation and the Voting Form in Japanese to the receptionist at the place of the meeting.*]

Table of Contents

June 3, 2005

Notice of Convocation of
The 105th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 105th Ordinary General Meeting of Shareholders of *SHISEIDO* Co., Ltd.. The meeting will be held as described below. In the event you are unable to attend the meeting, please take appropriate procedures to exercise your voting rights upon the following matters to be resolved after reviewing them in the attached "Reference Material Concerning Exercise of Voting Rights".

Yours very truly,

SHISEIDO CO., LTD. (the "Company")



MORIO IKEDA
President & CEO
5-5, Ginza 7-chome,
Chuo-ku, Tokyo

(VOTING PROCEDURE FOR REGISTERED SHAREHOLDERS IN JAPAN)[1]

Please indicate on the Voting Right Exercise Form (omitted) your consent or dissent to the items on the agenda, and return us the form by mail after affixing your seal impression or please exercise your voting rights via the Internet Proxy Voting Website (http://www.web54.net).

In exercising voting rights via the Internet, please read, "Notes to the Use of the Exercise of Voting Rights via the Internet" (Omitted).

[1] Please note that shareholders outside Japan shall not use these voting procedures.

PARTICULARS

1. **Date and Time of the Meeting:**

Wednesday, June 29, 2005 at 10:00 a.m.

2. **Place of the Meeting:**
TAKANAWA PRINCE HOTEL, B1, PRINCE ROOM
3-13-1 Takanawa, Minato-ku, Tokyo, Japan

3. **Matters to be dealt with at the Meeting:**

Matters for Reporting:

1. Report on the Business Report and the Non-Consolidated Statement of Income for the 105th Business Term (April 1, 2004 to March 31, 2005) and the Non-Consolidated Balance Sheet as of March 31, 2005.
2. Report on the Consolidated Statement of Income for the 105th Business Term (April 1, 2004 to March 31, 2005), the Consolidated Balance Sheet as of March 31, 2005 and the Results on the Audits of Consolidated Accounting Documents by the Independent Public Accountants and the Board of Corporate Auditors.

Matters for Resolution:

First Item of Business:	**Approval of the Proposed Appropriation of Retained Earnings for the 105th Business Term**
Second Item of Business:	**Amendment to a Part of the Articles of Incorporation**
Third Item of Business:	**Election of Seven (7) Directors**
Fourth Item of Business:	**Election of One (1) Corporate Auditor**
Fifth Item of Business:	**Revision of Remuneration for the Corporate Auditors**

Sixth Item of Business:	**Issuance of stock acquisition rights as Stock Options as executive compensation-type stock options**
Seventh Item of Business:	**Issuance of stock acquisition rights as Stock Options as employees incentive-type and reward-type stock options**

Contents and details of each item are described in the "Reference Materials Concerning the Exercise of Voting Rights" described in and after page 50.

Invitation to Shiseido Shareholders' BeautyForum

Shareholders' Beauty Forum, "Masa Otake's skin care lecture & make-up demonstration 2005", introducing our state-of-the-art beauty approach is scheduled to be held in the same hall continuously after the shareholders' meeting. Please kindly attend additionally with the shareholders' meeting. (Approximate duration: 30 minutes)

[Attached Documents]

Business Report

(Fiscal Year Ended March 31, 2005)

1. Outline of Business

1.1 Shiseido Group's Business Progress and Results

(1) Overview

During the period under review, factors including improvement in corporate earnings and employment conditions put the Japanese economy on a track toward recovery. In the second half of the period, however, the recovery was affected by factors including higher oil prices. Overseas, economic conditions in North America were strong, while moderate economic growth was seen in Europe. In Asia, general economic expansion continued due to factors including rising consumer spending and increased capital investment in China.

Given these conditions, the Shiseido Group worked to address three key strategic issues: Expansion of the domestic cosmetics business through completion of reforms focused on the sales counter; acceleration of global operations, centered on strengthening business in the Chinese market; and structural reforms and infrastructure improvement for further growth and advancement.

In expansion of the domestic cosmetics business, the Company worked to boost its market acceptance. Measures included aggressive expenditures in marketing, development and cultivation of new products tailored to customer needs and the characteristics of sales channels, enhancement of advertising to strongly support contacts with customers, and creation of an area-based sales system.

To accelerate global operations, we conducted robust advertising and sales promotion of our exclusive Chinese brand *AUPRES* in China, our most important market overseas. In addition, we fully entered the voluntary chain store business and expanded our store network faster than originally planned.

In structural reform and infrastructure improvements, Shiseido began consolidating its domestic factories and distribution bases, and carried out structural reforms of low-profit businesses to increase operating efficiency. In addition, as part of personnel system reforms aimed at streamlining and vitalizing our corporate culture, the Company implemented a Special Early Retirement Incentive Plan targeting employees in their fifties.

Consolidated Results (Fiscal Years ended March 31)

	105th Business Term (¥ million)	104th Business Term (¥ million)	Percentage change (%)
Net Sales	639,828	624,248	2.5
Income from Operations	28,219	39,052	△ 27.7
Ordinary Income	30,574	35,852	△ 14.7
Net Income	△ 8,856	27,541	—

Note: Triangular marks (△) indicate a loss or decrease.

In the fiscal period under review (year ended March 31, 2005), domestic sales edged up marginally, but overseas sales grew substantially, driven by strong growth in China. Income from operations fell, due mainly to an increase in advertising and sales promotion costs. The Company also recorded a net loss due to an extraordinary loss incurred through implementation of the Special Early Retirement Incentive Plan.

(2) Operational Review by Segment

Cosmetics

[Domestic]

To realize the completion of its reforms focused on the sales counters, the Company took steps to expand interaction and reinforce ties with customers. Specifically, we strengthened advertising for core brands/ lines, provided new value by launching powerful new products, and reinforced our counseling capabilities by increasing the number of sales-counter staff and promoting the installation of the Skin Visiom II skin analyzing device. In addition, we worked to enhance personalized services for customers by utilizing its Shiseido Online customer information network. Moreover, we designed sales spaces for easy viewing and purchasing of products and strengthened its sales negotiation capabilities to get stores to carry more Shiseido products.

In product measures, the Company introduced new lines including *Sinoadore*, a skincare line based on Chinese medicine that improves skin problems through the concept "remove blockage of unnecessary buildup," and *Shiseido Men*, a new skincare line for modern men. We also conducted renewals of major existing brands/ lines and added highly functional items to these lines.

The Company revamped the top-end brand *Clé de Peau Beauté* and added the new *Synergique* line, which incorporates the breakthrough anti-aging ingredient Seblaen. The *Bénéfique* line for voluntary chain stores also achieved high growth due to the launch of an anti-aging, complexion-brightening line and a moisture retention cream that incorporates the Coenzyme Q10. In the makeup category, the highly popular product *Lip Neo* supported

expansion in sales of core makeup line *Piéds Nus*.

In the self-selection market, we launched new products with quality features in the skincare, makeup and men's categories, and also attempted new types of collaboration with companies in other industries.

For *Tiss*, a line of products that solve skin problems of people in their twenties, we introduced a new sheet-type makeup remover. We also assigned new products that offer lasting hold to the *Dramatical Eyes* mascara line. Furthermore, we launched *Shiseido Medicated Adenogen*, a new hair-growth product that contains the naturally occurring substance Adenosine. Shiseido was first in the world to discover the hair-growth benefits of this substance, which has gained attention in various sectors.

[Overseas]

The Company promoted country-specific strategies and clarified priorities for sales growth and profit improvement in each national market it serves. In addition, we worked to reduce production and distribution costs by promoting efficient supply chain management, with a focus on unified management of regional inventories and use of shipping information at distribution centers in the United States and Europe.

In China, our most important overseas market, we improved our business foundation and implemented aggressive marketing. In the department store sales channel, we introduced high-level counseling services using our skin analyzing device to expand sales of our exclusive Chinese brand *AUPRES*. We also solidified our position as a top manufacturer in the department store channel. In addition, we steadily expanded our sales network in China through full-scale development of the voluntary chain store business. In the mid-range and mass markets, and the skincare brand *Pure & Mild Za*, which revamped its brand image and enhanced its complexion brightening function, met the wide-ranging needs of Chinese women.

In the European and U.S. markets, we focused on increasing sales of highly functional skincare products to expand the number of loyal customers. In the core SHISEIDO brand, *Bio-Performance Super Lifting Formula*, incorporating the latest anti-aging technology, was well received, and was awarded the Prix d'Excellence from *Marie Claire* magazine in France. We also revamped the *Shiseido Suncare* line, which employs newly developed technology to control inner skin damage from ultraviolet rays. As a result of these initiatives, sales of core SHISEIDO brand products expanded steadily.

Beauté Prestige International S.A., which handles designer brand fragrances, began full-scale global sales of *Narciso Rodriguez for her*, introduced in the previous year, and launched *L'Eau Bleue d'Issey pour Homme*, a new line of men's fragrances by *Issey Miyake*.

As a result of these activities, in Japan, sales of counseling cosmetics were strong

despite weak sales of self-selection cosmetics. In overseas markets, sales grew steadily in each region, particularly in China. Consolidated sales of cosmetics, combining sales in Japan and overseas, increased 3.1 percent over the previous fiscal year to ¥504,760 million.

[Toiletries]

The Company introduced high-quality, competitive products in the hair care, body soap and other core areas for development. In addition, we conducted consultation-style sales activities based on store information to expand contact points with customers.

In the hair care category in Japan, we promoted widespread market acceptance of *Fino*, a shampoo with essences for smooth hair texture, and we also renewed our long-selling *Super Mild* line. In the increasingly price-competitive body soap category, we introduced *Kuyura*, a line incorporating skincare concepts, and began marketing activities that emphasize product value to win the support of customers.

Overseas, we aggressively expanded our sales channels in China, where we began toiletries operations in the previous fiscal year.

However, in Japan, consolidated sales in the toiletries business declined 8.9 percent from the previous fiscal year to ¥60,499 million, due to factors including sluggish sales in the core hair care category amid intense market competition and efforts to reduce distributors' inventories.

[Others]

In the professional business, we expanded sales in Japan with the launch of the new hair care agent *Program Solution* and hair-perm equipment/agent *System QURL*, and actively worked to increase the number of salons handling the spa brand *Decléor*. We also merged domestic subsidiaries engaged in the development and sale of salon products, thereby boosting sales capabilities and raising management efficiency. In addition, we steadily expanded our directly operated salons by opening a hair salon combined with an authentic spa in Osaka, and a succession of bridal salons.

Overseas, we established Shiseido Professional (Thailand) Co., Ltd. in Asia and took other steps to expand product sales and develop directly owned and operated salons. In the United States, however, intensified competition negatively impacted the salon business.

In the pharmaceuticals business, we strengthened consultation-based sales capabilities and concentrated business resources on *Ferzea*, a treatment for dry and chapped skin, and *Q10AA*, a nutritional food with anti-aging properties that secured the top market position in its category of products containing the coenzyme Q10. As a result, sales in this category grew substantially. In the ethical drugs category, *Hyalos*, a surgical-use intra-articular injectable solution, and *Opelead*, an eye surgery adjuvant, contributed to sales in a competitive market environment.

In the fine chemicals business, sales increased in the field of high-speed liquid chromatography that emerged from powdery substance technologies cultivated in cosmetics-related R&D. Sales of biohyaluronic acid and other materials that expand markets for cosmetic ingredients also increased.

In our health and beauty foods business, we conducted marketing tailored to the characteristics of sales channels. In addition, we expanded sales of *Bénéfique Biki Q10,* a product for voluntary chain stores that contains the coenzyme Q10, and launched *Bikei*, a supplement exclusively for structured retailers.

Consolidated sales of these businesses increased 9.2 percent year-on-year to ¥74,568 million.

Consolidated Sales by Segment

Business Category	Net Sales (¥ million)	% of Total (%)	Change (%)	Main Business
Cosmetics	504,760	78.9	3.1	Manufacture and sale of cosmetics and cosmetics accessories
Toiletries	60,499	9.5	△ 8.9	Manufacture and sale of toiletries
Others	74,568	11.6	9.2	Manufacture and sale of beauty salon products, food, and pharmaceuticals Sale of clothing and accessories Restaurant business Real estate management and sale
Total	639,828	100.0	2.5	――――――――

Note: Triangular mark (△) indicates negative figures.

(3) Shiseido Group Capital Expenditures

The Company's capital expenditures for the period under review were ¥20,716 million. Primary uses included improvement of facilities in connection with the consolidation of domestic factories and distribution bases, and investment in research centers.

(4) Shiseido Group Fund Procurement

During the period under review, the Company issued its third series of unsecured straight bonds totaling ¥50.0 billion on May 26, 2004, to fund working capital and investment and loan capital needs. In addition, an overseas subsidiary raised funds through medium-term notes, with a balance of ¥23.8 billion at the end of the period.

1.2 Issues to be Addressed in the Shiseido Group

Based on the Company's founding spirit, "contributing to beauty and health of numerous customers, thus benefiting them and society in general," the Shiseido Group will work to raise the value of the Group as a whole by achieving sales growth and securing healthy profits.

In the Three-Year Plan beginning in the year ending March 2006, we aim to maximize brand value and expand corporate value to an equal level by remaining thoroughly customer-oriented while increasing growth and profitability. To expand growth, we will fully concentrate on reforming domestic marketing, and accelerating expansion of our China business. To improve profitability, we will implement fundamental restructuring.

With respect to reforming our domestic marketing activities, we will refine on our brands, which are valuable assets that link the Company with its customers. Specifically, we will further develop the brand concentration strategy that we have promoted to date and formulate brand strategies that transcend the scope of cosmetics and toiletries. At the same time, we will establish truly "broad and strong" brands through brand integration and focused allocation of marketing costs. In addition, we will step up strategic investments in the future growth areas of health and beauty care and mail-order marketing.

In China, our most important market overseas, we will pursue sales via channel-specific brand marketing. For example, we will actively spread our voluntary chain store business, while strengthening advertising and sales promotions for department stores. Moreover, we will continue establishing a solid foundation for promoting our business, through measures including enhancement of sales, production, and distribution systems.

In restructuring for improvement of profitability, we will expedite reforms of our toiletries business, where competition is strongest. We will transform ourselves into a more profit-oriented organization through extensive streamlining, including the downsizing or withdrawal of brands and businesses that contribute little to earnings. In addition, we will cut costs by accelerating supply chain reforms. Through this series of structural reforms, we will raise management efficiency and establish a positive cycle in which we reinvest the earnings obtained from growth to generate further growth.

We will also work to create a framework for enhanced execution and speed in implementing the above strategies. Specifically, we will carry out corporate governance reforms and personnel system reforms to vitalize the corporate culture for continuing strong results. In corporate governance reforms, we will promote sounder, more transparent corporate governance by establishing the Director Nominating Advisory Committee to perform functions including selection and evaluation of directors, auditors and corporate officers. In personnel system reforms, we will change our methods of promoting and hiring young employees and actively promote women to management positions. Through such measures, we will work to develop and nurture the next generation of human resources.

We will also work to continue fulfilling our responsibilities as a company that coexists with society. The entire Shiseido Group will pursue sustainable corporate management by promoting activities including corporate ethics, environmental measures, social contribution, and gender equality.

The name Shiseido derives from a Chinese expression meaning "all things come from Mother Earth." This means that by creating new value through the integration of all things on Earth, we will serve customers and thus contribute to society. Shiseido will remain fully devoted to creating new value. By consistently providing the finest products and services to our customers, we will strive to remain a company that is supported by our shareholders, customers, business partners, employees and society.

We look forward to your continued support.

1.3 Business Results and Summary of Assets

(1) Consolidated Business Results:

(Millions of yen except for Net Income per Share)

Business Category \ Term	102nd Business Term (4/1/2001 - 3/31/2002)	103rd Business Term (4/1/2002 - 3/31/2003)	104th Business Term (4/1/2003 - 3/31/2004)	105th Business Term (current term) (4/1/2004 - 3/31/2005)
Net Sales	589,962	621,250	624,248	639,828
Income from Operations	25,572	48,993	39,052	28,219
Ordinary Income	27,556	46,432	35,852	30,574
Net Income	△22,767	24,495	27,541	△8,856
Net Income per Share	△54.64	57.99	64.94	△21.50
Total Assets	664,040	663,403	626,730	701,094
Total Shareholders' Equity	345,667	353,466	374,549	359,003

Notes: 1. Triangular marks (△) indicate losses.

2. "Net Income per Share" for the 102nd Business Term is calculated based on the total average number of shares issued over each Business Term less treasury stock.
"Item 2 of business accounting standards: accounting standards of Net Income per Share" and "Item 4 of business accounting standards: application policy of accounting standards of Net Income per Share" are used for the calculations since the 103rd Business Term.

3. The Net Loss in the 102nd Business Term is attributable to the posting of extraordinary losses for expenses incurred in the withdrawal and disposal of market inventory without complete ingredient labeling forwarded before amendment of Pharmaceutical Affairs Law, a review of inventory valuation and a write-down of the Company's own shares as the result of the stagnant stock market.

4. The increases in Income from Operations, Ordinary Income, and Net Income in the 103rd Business Term are the result of dedicated effort to maximize cost efficiency on top of increased Net Sales.

(2) Non-Consolidated Business Results:

(Millions of yen except for Net Income per Share)

Business Category \ Term	102nd Business Term (4/1/2001 - 3/31/2002)	103rd Business Term (4/1/2002 - 3/31/2003)	104th Business Term (4/1/2003 - 3/31/2004)	105th Business Term (current term) (4/1/2004 - 3/31/2005)
Net Sales	202,316	208,319	218,255	243,032
Income from Operations	18,441	22,427	16,929	5,728
Ordinary Income	26,867	26,498	22,760	17,419
Net Income	△19,196	10,879	15,803	746
Net Income per Share	△46.07	25.71	37.97	1.78
Total Assets	519,917	493,797	488,250	540,267
Total Shareholders' Equity	348,265	344,200	379,036	371,598

Notes: 1. Triangular marks (△) indicate losses.

2. Starting from the 104th Business Term, in accordance with the Ministerial Ordinance to Revise Part of the Enforcement Regulations of the Commercial Code (2003 Ordinance No. 7 of the Ministry of Justice), the former "Net Income" (*"Toki-rieki"*) and "Net Income Per Share" (*"Hitokabu-atari-toki-rieki"*) are represented respectively as "Net Income" (*"Toki-jyun-rieki"*) and "Net Income Per Share" (*"Hitokabu-atari-toki-jyun-rieki"*).

3. Net Income per Share for the 102nd Business Terms is calculated based on the total average number of shares issued over the period less treasury stock.
"Item 2 of business accounting standards: accounting standards of Net Income per Share" and "Item 4 of business accounting standards: application policy of accounting standards of Net Income per Share" are used for the calculations since the 103rd Business Term.

4. The Net Loss in the 102nd Business Term is attributable to the posting of extraordinary losses for expenses incurred in the withdrawal and disposal of market inventory without complete ingredient labeling forwarded before amendment of Pharmaceutical Affairs Law, a review of inventory valuation and a write-down of the Company's own shares as the result of the stagnant stock market.

5. The Net Income in the 104th Business Term is increased, due to a gain on the transfer of the entrusted portion (*"Daiko henjyo"*) of the retirement benefit obligation, in spite of extraordinary losses for restructuring expenses incurred through liquidation of affiliate companies.

2. Outline of the Company

(The following sets forth the conditions as of March 31, 2005.)

(1) Principal Business of the Shiseido Group

- Manufacture and sale of cosmetics and cosmetic accessories.
- Manufacture and sale of toiletries.
- Manufacture and sale of beauty salon products, food, and pharmaceuticals.
- Sale of clothes and accessories.
- Restaurant business.
- Real estate management and sale, etc.

(2) Major Business hubs of the Shiseido Group

① Major Business hubs of the Company

- Head Office: 5-5, Ginza 7-chome, Chuo-ku, Tokyo
- Shiodome Office: 6-2, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo
- Factories:

Name	Location
Kamakura Factory	Kamakura-shi, Kanagawa Pref.
Kakegawa Factory	Kakegawa-shi, Shizuoka Pref.
Osaka Factory	Higashi-Yodogawa-ku, Osaka-shi, Osaka Pref.
Maizuru Factory	Maizuru-shi, Kyoto Pref.
Itabashi Factory	Itabashi-ku, Tokyo
Kuki Factory	Kuki-shi, Saitama Pref.

Note: The Company is promoting reform of the supply chain in order to create a system that produces and supplies the necessary products in a timely manner and in appropriate quantities. In order to turn this system into an even more highly productive system, the Company plans to rearrange the above six flagship factories and close down Maizuru Factory and Itabashi Factory.

- Laboratories:

Name	Location
Research Center (Shin-Yokohama) Product Development Center Cosmetic Ingredient & Medicament Development Center Safety & Analytical Research Center Material Science Research Center Life Science Research Center	Tsuzuki-ku, Yokohama-shi, Kanagawa Pref.

Research Center (Kanazawa-Hakkei) Safety & Analytical Research Center Life Science Research Center H&BC Research Center	Kanazawa-ku, Yokohama-shi, Kanagawa Pref.
Institute of Beauty Sciences	Shinagawa-ku, Tokyo
Beauty Creation Center	Shinagawa-ku, Tokyo

② Other Major Business hubs

Business Category		Company Name	Address
Cosmetics	Manufacture and Sales	Shiseido America Inc.	New York, U.S.A.
		Shiseido International France S.A.S.	Paris, France
		Taiwan Shiseido Co., Ltd.	Taipei, Taiwan
		Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China
	Sales, etc.	Shiseido Sales Co., Ltd.	Minato-ku, Tokyo
		Shiseido FITIT Co., Ltd.	Chuo-ku, Tokyo
		Shiseido International Corporation	Delaware, U.S.A.
		Shiseido Cosmtics (America) Ltd.	New York, U.S.A.
		Shiseido Europe S.A.	Paris, France
		Shiseido Deutschland GmbH	Dusseldorf, Germany
		Beauté Prestige International S.A.	Paris, France
		Shiseido China Co., Ltd.	Shanghai, China
		Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China
Toiletries	Manufacture and Sales	FT Shiseido Co., Ltd.	Chuo-ku, Tokyo
Others	Manufacture and Sales	Zotos International, Inc.	Connecticut, U.S.A.
	Sales, etc.	The Ginza Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Professional Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Pharmaceutical Co., Ltd.	Chuo-ku, Tokyo
		Shiseido Real Estate Development Co., Ltd.	Chuo-ku, Tokyo

Note: On April 1, 2005, Shiseido Europe S.A. changed its name to Shiseido International Europe S.A.. (This Corporate name change is set out in "① Matters Concerning Principal Subsidiaries" of "(7) Matters Concerning Principal Business Combination" under "2. Outline of the Company" of this Business Report.

(3) Matters Concerning Shares

① Total Number of Shares Authorized to be Issued:
784,561,000 shares

② Number of Shares Issued and Outstanding:
424,562,353 shares

③ Number of Shareholders:
40,288

④ Principal Shareholders (ten largest shareholders)

Shareholders	Investment in the Company		Investment in the Principal Shareholders by the Company	
	Number of shares held	Percentage of shareholding	Number of shares held	Percentage of shareholding
	(thousands of shares)	(%)	(thousands of shares)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	21,497	5.06	———	———
Mizuho Bank, Ltd.	17,226	4.05	———	———
The Nippon Koa Fire & Marine Insurance Co., Ltd.	14,569	3.43	983	0.11
State Street Bank and Trust Company	13,590	3.20	———	———
Japan Trustee Service Trust Bank Co., Ltd. (Trust Account)	12,373	2.91	———	———
Asahi Mutual Life Insurance Company	12,079	2.84	———	———
Mizuho Corporate Bank, Ltd.	11,382	2.68	———	———
Tokyo Marine & Nichido Fire Insurance Co., Ltd.	10,795	2.54	———	———
Hero & Co.	10,683	2.51	———	———
Nippon Life Insurance Company	10,572	2.49	———	———

Notes:
1. All stocks held in The Master Trust Bank of Japan, Ltd. (Trust Account) and Japan Trustee Service Trust Bank Co., Ltd. (Trust Account) are owned in connection with the respective bank's trust business.

2. The Company holds 16,625.68 shares (0.13% of voting rights) of Mizuho Financial Group, Inc., which is the Absolute Parent Company of The Mizuho Holdings, Inc. (Absolute Parent Company of Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.). The Company holds 10,000 preferred shares of Mizuho Financial Group, Inc..

3. The Tokyo Marine & Nichido Fire Insurance Co., Ltd. was established on October 1, 2004, by merger of The Tokio Marine and Fire Insurance Co. Ltd. and The Nichido Fire and Marine Insurance Co., Ltd.. The Company holds 742.09 shares (0.04% of voting rights) of Millea Holdings, Inc., which is the Absolute Parent Company of The Tokyo Marine & Nichido Fire Insurance Co..

4. State Street Bank and Trust Company acts as a custodian of shares owned primarily by institutional investors in the Western countries and is the nominal holder of such shares.

5. Hero & Co. is the nominal holder for Bank of New York, a depositary bank for the American Depositary Receipts (the "ADRs") of the Company.

6. Capital Research and Management Company and four of its affiliates have filed, as of August 12, 2004, reports of amendment to major shareholdings comprising 18,277 thousand shares, or 4.29% ownership pursuant to Paragraph 2, Article 27-26 of the Securities and Exchange Law. However, as the Company may not be able to confirm the number of shares held the end of the business term, those companies are not included in the Principal Shareholders above.

(4) Acquisition, Disposition and Holding of the Company's Own Shares

① Shares Acquired

	Acquisition by purchase of less-than-one-unit shares
Type of shares acquired	Ordinary shares
Number of shares acquired	286,687 shares
Total acquisition price	405,504,338 yen

Note: During the Term, the Company did not purchase the Company's own shares upon resolutions of Ordinary General Meeting of Shareholders and the Board of Directors.

② Shares Disposed:

	Acquisition by exercise of stock option	Acquisition by purchase of less-than-one-unit shares
Type of disposed shares	Ordinary shares	Ordinary shares
Number of disposed shares	292,000 shares	25,156 shares
Total disposition value	411,392,730 yen	35,435,538 yen

③ Shares held by the Company as of Closing of Accounts

Types of shares held	Ordinary shares
Number of shares held	10,244,908shares

Note: In addition to the above Item, there are 5,000 shares which are substantially not held by the Company although the Company is registered as the nominal shareholder.

(5) Matters Concerning Stock Acquisition Rights

(5)-1 Stock acquisition rights outstanding

	Class and number of shares to be issued or transferred upon exercise of new share subscriptions rights	Total number of stock acquisition rights to be issued: (1,000 shares per stock acquisition right:)
Stock acquisition rights issued on July 16, 2002	578,000 shares of common stock	578 rights
Stock acquisition rights issued on February 28, 2003	59,000 shares of common stock	59 rights
Stock acquisition rights issued on July 31, 2003	878,000 shares of common stock	878 rights
Stock acquisition rights issued on November 28, 2003	14,000 shares of common stock	14 rights
Stock acquisition rights issued on March 8, 2004	38,000 shares of common stock	38 rights
Stock acquisition rights issued on July 26, 2004	1,004,000 shares of common stock	1,004 rights
Stock acquisition rights issued on November 30, 2004	16,000 shares of common stock	16 rights
Stock acquisition rights issued on March 9, 2005	78,000 shares of common stock	78 rights

The above stock acquisition rights have been issued as stock options and therefore have been issued at free of charge.

(5)-2 Stock acquisition rights as stock options issued during the current business term.

The issuance of stock acquisition rights as stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan was approved at the 104th Ordinary General Meeting of Shareholders of the Company held on June 29, 2004. The issuance of stock acquisition rights pursuant to this resolution is as follows:

① Stock acquisition rights issued on July 26, 2004
(Stock options for the directors and corporate officers of the Company)
This stock acquisition right is a long-term incentive stock option that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing profits with its shareholders.

Class and number of shares to be issued or transferred upon exercise of new share subscriptions rights	1,004,000 shares of common stock
Total number of stock acquisition rights to be issued: (1,000 shares per stock acquisition right:)	1,004 rights
Amount to be paid in upon exercise of a stock acquisition right:	1, 427 yen per share
Stock acquisition rights exercise period:	From July 1, 2006 to June 28, 2014
Name of grantee and number of stock acquisition rights granted	(see table below)

Directors of the Company		Corporate officers other than directors of the Company			
Name	Number of stock acquisition rights	Name	Number of stock acquisition rights	Name	Number of stock acquisition rights
Morio Ikeda	80	Osamu Hosokawa	41	Toshihide Ikeda	23
Shigeo Shimizu	55	Tadakatsu Saito	41	Masayuki Ishimaru	23
Toshimitsu Kobayashi	41	Shigeru Akechi	28	Yoshikuni Miyakawa	23
Takeshi Ohori	41	Masami Hamaguchi	35	Toshiro Nagaya	23
Kimie Iwata	33	Takashi Hibino	28	Kiyoshi Nakamura	23
Masaaki Komatsu	33	Yoshimaru Kumano	35	Tadashi Noguchi	23
Shinzo Maeda	33	Kohei Mori	35	Kazuko Oya	23
		Seiji Nishimori	28	Kazutoshi Satake	23
		Keizaburo Suzuki	28	Kyoichiro Sato	23
		Michihiro Yamaguchi	28	Takemasa Yamanaka	23
		Akira Yamauchi	35	Yutaka Yamanouchi	23
		Takao Kakizaki	27	Eiji Yano	23
		Yasuhiko Harada	23		
7 persons	316			25 persons	688
			Total	32 persons	1,004

② Stock acquisition rights issued on November 30, 2004 and March 9, 2005.
(Stock options for the directors, corporate officers and employees of the Company and its related group companies)
This stock acquisition right is a stock option that rewards the individual performance of individuals and teams that substantially contributes to business performance on a consolidated basis, and motivates as well as inspires a can-do spirit among the employees.

<table>
<tr><th></th><th>Stock acquisition rights issued on November 30, 2004</th><th>Stock acquisition rights issued on March 9, 2005.</th></tr>
<tr><td>Class and number of shares to be issued or transferred upon exercise of new share subscriptions rights:</td><td>16,000 shares of common stock</td><td>78,000 shares of common stock</td></tr>
<tr><td>Total number of stock acquisition rights to be issued (1,000 shares per stock acquisition right)</td><td>16 rights</td><td>78 rights</td></tr>
<tr><td>Amount to be paid in upon exercise of a stock acquisition right:</td><td>1, 419 yen per share</td><td>1, 445 yen per share</td></tr>
<tr><td>Stock acquisition rights exercise period</td><td>From December 1, 2004 to November 30, 2007</td><td>From April 1, 2005 to March 31, 2008</td></tr>
<tr><td>Grantee and number of stock acquisition rights granted</td>
<td><table>
<tr><th colspan="2">Employee of the Company</th></tr>
<tr><th>Total number of Grantee</th><th>Total number of stock acquisition rights</th></tr>
<tr><td>11</td><td>16 rights

Class and number of shares to be issued 16,000 shares of common stock</td></tr>
</table></td>
<td><table>
<tr><th colspan="2">Employee of the Company Including corporate officers</th><th colspan="2">Directors of related companies</th><th colspan="2">Employee of related companies</th></tr>
<tr><th>Total number of Grantee</th><th>Total number of stock acquisition rights</th><th>Total number of Grantee</th><th>Total number of stock acquisition rights</th><th>Total number of Grantee</th><th>Total number of stock acquisition rights</th></tr>
<tr><td>7</td><td>21 rights

Class and number of shares to be issued 21,000 shares of common stock</td><td>1</td><td>3 rights

Class and number of shares to be issued 3,000 shares of common stock</td><td>18</td><td>54 rights

Class and number of shares to be issued 54,000 shares of common stock</td></tr>
</table></td></tr>
</table>

③ The following are details that are common to each stock acquisition right of the above-mentioned ① and ②:

1. Issue price of stock acquisition rights:
   Free of charge
2. Terms and conditions of the exercise of stock acquisition rights
   1) Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when such grantee exercises the rights, unless such grantee leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other reasonable cause.

   2) If any grantee of stock acquisition rights dies during the exercise period of such stock acquisition rights, only one statutory heir of such grantee shall be entitled to succeed to the rights of such grantee and no one may succeed such heir.

   3) Any other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions to be adopted at the 104th Ordinary General Meeting of Shareholders and a meeting of the Board of Directors for the issuance of the stock acquisition rights.

3. Events and conditions to cancel stock acquisition rights
   1) If a proposal for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

   2) If any grantee of stock acquisition rights in unable to exercise such new share subscriptions rights due to such grantee losing his or her office as director, corporate officer or employee of the Company or its related group companies before such grantee exercises such stock acquisition right, the Company may cancel such stock acquisition rights without consideration.

   3) If any grantee of stock acquisition rights fails to exercise such stock acquisition rights during the stock acquisition rights exercise period stipulated in a "contract of granting stock acquisition rights", the Company may cancel such stock acquisition rights without consideration.

4. Restriction on transfer of stock acquisition rights:
   Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

5. Content of specially favorable conditions of stock acquisition rights
   The relevant stock acquisition rights have been issued free of charge.

④ Details of stock acquisition rights issued during the above business term

	Class and number of shares to be issued or transferred upon exercise of new share subscriptions rights	Total number of stock acquisition rights	Total number of grantees
Directors of the Company	316,000 shares of common stock	316	7
Auditors of the Company	-	-	-
Employees of the Company	725,000 shares of common stock	725	42
Corporate Officers	691,000 shares of common stock	691	25
Other Employees	34,000 shares of common stock	34	17
Directors of related companies	3,000 shares of common stock	3	1
Auditors of related companies	-	-	-
Employees of related companies	54,000 shares of common stock	54	18

(6) Matters Concerning Employees of the Group

Business Category	Number of Employees	Comparison with the preceding business term
Cosmetics	19,980	△644
Toiletries	774	△116
Others	3,164	100
Unallocatable	266	5
Total	24,184	△655

Notes: 1. Triangular marks (△) indicate negative figures.

2. The primary reason the numbers of employees have decreased is due to the "Special Early Retirement Incentive Plan" pursuant to which 1,364 employees retired the Company.

(For reference) Matters Concerning Employees of the Company

Number of Employees	Comparison with the preceding business term	Average Age	Average Working Years
3,180	△492	40.2	17.2

Note: Triangular marks (△) indicate negative figures.

(7) Matters Concerning Principal Business Combination

① Matters Concerning Principal Subsidiaries

Name of the Company	Paid-in Capital	Percentage of shareholding	Outline of Business
	(¥ million)	(%)	
Shiseido Sales Co., Ltd.	100	100.0	Sale of cosmetics, etc. in Japan
Shiseido FITIT Co., Ltd.	10	100.0	Sale of self-cosmetics in Japan
FT Shiseido Co., Ltd.	110	100.0	Manufacture and sale of toiletries

Shiseido International Corporation	(US$ thousand) 303,070	100.0	Holding company in U.S.A.
Shiseido Europe S.A.	(EUR thousand) 234,893	100.0	Sale of cosmetics in Europe, and Holding company in Europe
Shiseido Liyuan Cosmetics Co., Ltd.	(CNY thousand) 94,300	61.0	Manufacture and sale of cosmetics in China

Notes: 1. On April 1, 2005, Shiseido Sales Co., Ltd. absorbed Shiseido Retail Support Co., Ltd. (short-form merger).

2. On April 1, 2005, Shiseido Europe S.A. split off and transferred its business functions to Shiseido Trading S.A. (Current name as Shiseido Europe S.A.), then changed its name to Shiseido International Europe S.A., now a dedicated holding company.

② Progress of Business Combinations

i) Shiseido Sales Co., Ltd. did reduction of capital without compensation and transferred it to capital surplus on January 9, 2005.

ii) Shiseido International Corporation increased its capital by 2.99 million U.S. dollars on August 31, 2004.

③ Results of Business Combinations

The number of consolidated subsidiaries, including the principal subsidiaries stated above, totaled 98, an increase of 6 companies compared with the preceding term.

The number of affiliates as to investment for which the equity method of accounting has been carried out is 3.

The consolidated business results for the Term are as stated in "1. 1 Shiseido Group's Business Progress and Results (1) Overview".

(8) Directors and Corporate Auditors

Position	Name	Duty and Major Occupation	
		As of March 31, 2005	As of April 1, 2005 (For reference)
President & CEO (Representative Director)	Morio Ikeda	CEO and COO	
Vice President / Corporate Senior Executive Officer (Representative Director)	Shigeo Shimizu	CPG (Corporate Policy Governor)	
Corporate Executive Officer (Director)	Toshimitsu Kobayashi	General Manager of Cosmetics Business Division President & CEO of Shiseido Sales Co., Ltd.	
Corporate Executive Officer (Director)	Takeshi Ohori	Responsible for Investor Relations, Finance, Strategic Information System Planning	Executive Department

Corporate Officer (Director)	Kimie Iwata	General Manager of CSR Department	Responsible for H&BC Business Responsible for Domestic Non-Shiseido Brand Business
Corporate Officer (Director)	Masaaki Komatsu	General Manager of International Business Division	
Corporate Officer (Director)	Shinzo Maeda	General Manager of Corporate Planning Department	Executive Department
Senior Corporate Auditor (Full-time)	Kazunari Moriya		
Corporate Auditor (Full-time)	Isao Isejima		
Corporate Auditor	Eiko Oya	President & CEO, Nippon Information Systems, Inc.	
Corporate Auditor	Hiroshi Yasuda	President of Capital Market Promotion Foundation	

Notes: 1. CPG (Corporate Policy Governor) is an officer aiming at clarification and penetration among all employees of corporate policy, strategy and of values that need to be co-owned throughout the Company, in order to enable management of the whole Shiseido Group to effectively work and strengthen cooperative power.

2. Mr. Toshimitsu Kobayashi, Director, Ms. Kimie Iwata, Director, and Mr. Hiroshi Yasuda, Corporate Auditor were newly elected at the 104th Ordinary General Meeting of Shareholders of the Company held on June 29 2004, and assumed their respective offices as of the same date.

3. Among Corporate Auditors, Ms. Eiko Oya and Mr. Hiroshi Yasuda are External Corporate Auditors as prescribed in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).

4. The Company introduced a corporate officer system in June 2001 to strengthen the decision-making and supervising function of the Board of Directors and clarify the responsibility in the execution of duties relating to the total Group, as part of the strengthening of its Corporate Governance. Thirty-two (32) corporate officers were elected by the Board of Directors after the end of the 104th Ordinary General Meeting of Shareholders held on June 29, 2004, and respectively took their office. All seven (7) Directors mentioned above will also serve as corporate officers.
Corporate officers who do not serve as Director are the following Twenty-five (25) members:

Position	Name	Duty and Major Occupation	
		As of March 31, 2005	As of April 1, 2005 (For reference)
Corporate Senior Executive Officer	Osamu Hosokawa	Chief Area Managing Officer of Kinki Area	Executive Department
Corporate Senior Executive Officer	Tadakatsu Saito	Chief Area Managing Officer of China, Chairman of Shiseido China Co., Ltd.	
Corporate Executive Officer	Shigeru Akechi	Chief Area Managing Officer of Chubu Area	Executive Department

Corporate Executive Officer	Masami Hamaguchi	Responsible for Production Business, Logistics and Technical	Responsible for Production Business and Technical
Corporate Executive Officer	Takashi Hibino	Chief Area Managing Officer of Chugoku/Shikoku Area	Responsible for Logistics and Information System Planning
Corporate Executive Officer	Yoshimaru Kumano	Responsible for R&D Strategy, Product Development and Patent	Responsible for R&D Strategy, Product Development, Patent and Global R&D
Corporate Executive Officer	Kohei Mori	Chief Area Managing Officer of Tokyo/ West Kanto Area	Responsible for Consumer Information, Beauty Sciences and Beauty Creation
Corporate Executive Officer	Seiji Nishimori	Responsible for H&BC Business Vice Chief Officer of Cosmetic Business Division	Responsible for Domestic Shiseido Group Sales Responsible for Retail Promotion Planning
Corporate Executive Officer	Keizaburo Suzuki	Responsible for Corporate Culture, Advertising and Public Relations	Executive Department
Corporate Executive Officer	Michihiro Yamaguchi	Responsible for Basic Research and New Business Development	
Corporate Executive Officer	Akira Yamauchi	Responsible for Personnel, Executive, Legal, General Affairs Responsible for Consumer Information, Beauty Sciences and Beauty Creation	Executive Department
Corporate Officer	Takao Kakizaki	General Manager of Advertising Department	Responsible for Corporate Culture, Advertising and Public Relations General Manager of Advertising Department
Corporate Officer	Yasuhiko Harada	General Manager of Internal Audit Department	Responsible for Investor Relations and Finance
Corporate Officer	Toshihide Ikeda	General Manager of H& BC Research Center	
Corporate Officer	Masayuki Ishimaru	Chief Area Managing Officer of North Japan Area	General Manager of Sales Support Department
Corporate Officer	Yoshikuni Miyakawa	Chief Area Managing Officer of Kyusyu Area	Executive Department
Corporate Officer	Toshiro Nagaya	General Manager of Production Planning & Accounting Department	
Corporate Officer	Kiyoshi Nakamura	General Manager of Technical Department	
Corporate Officer	Tadashi Noguchi	Responsible for Toiletries business President & CEO, FT Shiseido Co., Ltd.	
Corporate Officer	Kazuko Oya	Responsible for Domestic Non-Shiseido Brand Business General Manager of Beauty Consultant Training Department, Cosmetics Business Division.	General Manager of CSR Department

Corporate Officer	Kazutoshi Satake	General Manager of Personnel Department	Responsible for Personnel, Executive, Legal, General Affairs General Manager of Personnel Department
Corporate Officer	Kyoichiro Sato	Responsible for Boutique Business General Manager of Professional Business Operations Division and Professional Business Administration Department	
Corporate Officer	Takemasa Yamanaka	Chief Area Managing Officer of East Kanto/Shinetsu Area	President & CEO of Shiseido Shoppers Club Co., Ltd.
Corporate Officer	Yutaka Yamanouchi	General Manager of Logistics Department	
Corporate Officer	Eiji Yano	Responsible for Pharmaceutical Business and Fine Chemicals Business General Manager of Pharmaceutical Business Department	Responsible for Pharmaceutical Business and Fine Chemicals Business General Manager of Pharmaceutical Business Department President & CEO of Shiseido Pharmaceutical Co., Ltd.

5. The Directors who retired during the Term are as follows:

Position at the time of Resignation	Name	Date and Reasons for Retirement	Position after Resignation
Corporate Senior Executive Officer (Director)	Tadakatsu Saito	June 29, 2004 (completion of Term of office)	Corporate Senior Executive Officer
Corporate Executive Officer (Director)	Kohei Mori	June 29, 2004 (completion of Term of office)	Corporate Executive Officer

(9) Remuneration to Directors and Corporate Auditors

(Persons; Millions of yen)

	Directors		Corporate Auditors		Total	
	No. of recipients	Amount	No. of recipients	Amount	No. of recipients	Amount
Remuneration based on Articles of Incorporation or resolution of Annual Meeting of Shareholders	9	231	4	91	13	322
Profit-sharing bonuses to directors	7	56	-	-	7	56
Total		287		91		378

Notes: 1. Remuneration based on Articles of Incorporation or resolution of Annual Meeting of Shareholders
Remuneration for directors was within the limit of ¥30 million per month as per resolution of the 89th Annual Meeting of Shareholders (June 29, 1989), pursuant to Article 269.1.1 of the Commercial Code of Japan.
Remuneration for corporate auditors was within the limit of ¥8 million per month as per resolution of the 95th Annual Meeting of Shareholders (June 29, 1995).

2. At fiscal year-end, the Company has 7 directors and 4 corporate auditors. The recipient numbers in the above table include 2 retiring directors.

(10) Remuneration to be Paid to Accounting Audit Firm

(Millions of yen)

	Amount
(1) Total amount to be paid by the parent company and its subsidiaries to the accounting audit firm	100
(2) Of (1), the amount to be paid for audit certification services pursuant to Article 2.1 of the Certified Public Accountants Law	97
(3) Of (2), the amount to be paid by the Company to its accounting audit firm	63

Note: The agreement between the Company and its accounting audit firm does not distinguish between remuneration for audits based on the Law Concerning Special Exemptions to the Commercial Code Related to Audits, etc. of Joint Stock Corporations and remuneration for audits based on the Securities and Exchange Law. For this reason, the figure for (3) in the above table includes remuneration for audits based on the Securities and Exchange Law.

The amounts in millions of yen in this Business Report that are less than one million yen have been rounded down.

Consolidated Balance Sheets

(As of March 31, 2005)

(Millions of yen)

	March 31, 2005	March 31, 2004 (For reference)		March 31, 2005	March 31, 2004 (For reference)
ASSETS			**LIABILITIES**		
Current Assets:	**313,920**	**264,175**	**Current Liabilities:**	**212,537**	**176,608**
Cash and Time Deposits	55,168	39,204	Notes and Accounts Payable	59,012	55,330
Notes and Accounts Receivable	103,143	109,546	Bond Redeemable within 1 Year	10,218	32,522
Short-Term Investments in Securities	57,063	22,349	Short-Term Bank Loans	14,994	15,156
			Accrued Amount Payable	95,021	41,354
Inventories	66,579	65,707	Income Tax Payable	3,548	4,460
Deferred Tax Assets	19,378	18,555	Affiliated Company Deposits	4,029	4,147
Other Current Assets	14,252	10,320			
Less: Allowance for Doubtful Accounts	Δ1,665	Δ1,507	Other Current Liabilities	25,711	23,637
Fixed Assets:	**387,174**	**362,555**	**Long-Term Liabilities:**	**118,600**	**64,785**
Tangible Fixed Assets:	**164,028**	**167,645**	Corporate Bonds	63,582	12,023
Buildings and Structures	66,549	69,653	Long-Term Borrowings	5,531	6,456
Machinery, Equipment and Vehicles	15,724	17,342	Reserve for Employees' Retirement Benefits	34,923	40,788
Fixtures and Fittings	17,792	18,495	Reserve for Directors' Retirement Bonuses	594	849
Land	60,419	60,715			
Construction in Progress	3,543	1,438	Other Long-Term Liabilities	13,969	4,667
Intangible Fixed Assets:	**55,478**	**55,745**	**Total Liabilities**	**331,138**	**241,394**
Goodwill	23,370	23,474			
Consolidation Adjustment Accounts	2,412	2,186	**MINORITY INTERESTS**		
			Minority Interests	**10,952**	**10,786**
Other Intangible Fixed Assets	29,696	30,084			
Investments and Other Assets:	**167,666**	**139,164**	**SHAREHOLDERS' EQUITY**		
			Capital Stock	**64,506**	**64,506**
Investments in Securities	80,547	59,439	**Additional Paid-in Capital**	**70,258**	**70,258**
Prepaid Pension Expenses	31,768	—	**Earned Surplus**	**242,342**	**260,493**
Deferred Tax Assets	29,705	30,343	**Securities Valuation Differential**	**8,002**	**7,208**
Other Investments	26,006	49,715			
Less: Allowance for Doubtful Accounts	Δ362	Δ333	**Exchange Adjustment Accounts**	**Δ11,671**	**Δ13,440**
			Less: Treasury Stock	**Δ14,434**	**Δ14,475**
			Total Shareholders' Equity	**359,003**	**374,549**
TOTAL ASSETS	**701,094**	**626,730**	**TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY**	**701,094**	**626,730**

Notes to Consolidated Balance Sheets

1. The financial statements are prepared in accordance with the provisions of Article 200 of the Commercial Code Implementation Rules with respect to English terminology and format. Figures have been rounded down to the nearest million.

2. Cumulative Depreciation of Tangible Fixed Assets ¥250,498 million

3. Guaranteed Liabilities ¥62 million

(Changes in reporting methods)
Pursuant to a partial amendment of the Securities and Exchange Law (Article 97, June 9, 2004), investments in Investment Business Limited Liability Partnerships are now recognized as securities. In the previous fiscal year, these investments (totaling ¥19,697 million) were included in Other Investments. As a result of the amendment, in the year under review, these investments (¥19,419 million) are included under Investments in Securities.

Consolidated Statements of Income

(Fiscal Year ended March 31, 2005)

(Millions of yen)

	Year ended March 31, 2005	Year ended March 31, 2004
Net Sales	639,828	624,248
Cost of Sales	211,794	209,043
Gross Income	**428,034**	**415,204**
Selling, General and Administrative Expenses	399,815	376,152
Income from Operations	**28,219**	**39,052**
Other Income	10,106	5,027
Interest and Dividend Income	1,892	1,334
Gain from Investment Business Limited Liability Partnerships, etc.	1,801	823
Amortization of Consolidation Adjustment Accounts	106	—
Equity in Earnings of Affiliates	21	—
Others	6,284	2,870
Other Expenses	7,750	8,227
Interest Expenses	2,371	2,388
Loss on Disposal of Fixed Assets	1,515	1,519
Equity in Losses of Affiliates	—	1,072
Amortization of Trademark and Goodwill	1,689	1,574
Others	2,174	1,672
Ordinary Income	**30,574**	**35,852**
Extraordinary Income	2,566	28,914
Gain on Change of Retirement Benefit System	2,566	—
Gain on Return of Substitutional Portion of Employees' Pension Fund	—	26,731
Gain on Sale of Fixed Assets	—	2,182
Extraordinary Loss	33,876	12,031
Special Retirement-related Expense	30,986	—
Restructuring Expense	2,664	4,119
Loss on Devaluation of Financial Assets	225	—
Impairment Loss on Fixed Assets	—	4,194
Office Reorganization Expense	—	1,898
Provision of Reserve for Retirement Benefits for Directors, etc.	—	1,233
Write-off of Inventories	—	585
Loss before Income Taxes	**735**	—
Income before Income Taxes	—	**52,735**
Income Taxes	6,126	8,240
Adjustment for Corporate Tax, etc.	△373	14,893
Less: Minority Interests in Net Income of Consolidated Subsidiaries	2,367	2,060
Net Loss	**8,856**	—
Net Income	—	**27,541**

Notes to Consolidated Statements of Income

1. The financial statements are prepared in accordance with the provisions of Article 200 of the Commercial Code Implementation Rules with respect to English terminology and format. Figures have been rounded down to the nearest million.

2. Extraordinary Income
   Gain on Change of Retirement Benefit System
   Gain on change of retirement benefit system stemming from the abolition of part of the existing defined-benefits plan, which was replaced by a defined-contribution plan and a prepaid termination allowance plan.

3. Extraordinary Loss
   Special Retirement-related Expense
   Special retirement-related expense incurred in implementing the Special Early Retirement Incentive Plan

   Restructuring Expense

Domestic factory restructuring expense	¥1,859 million
Affiliated company liquidation and restructuring expense	¥804 million

   Loss on Devaluation of Financial Assets

Devaluation of investment securities	¥158 million
Devaluation of capital stock investment	¥67 million

4. Net loss per share ¥21.50

Significant Items in the Basis for Preparation of the Consolidated Financial Statements

1. Scope of Consolidation
   (1) Number of consolidated subsidiaries: 97
   Principal subsidiaries: Shiseido Sales Co., Ltd.; Shiseido FITIT Co., Ltd.; FT Shiseido Co., Ltd.; Shiseido International Corporation; Shiseido Europe S.A.; Shiseido Liyuan Cosmetics Co., Ltd.

   (New inclusions)
   Newly included in the scope of consolidation in the period under review are nine companies, consisting of four that previously did not engage in full-scale operations and were accorded low importance (Beauté Prestige International SPRL (Belgium), Decléor UK Ltd., Carita UK Ltd., and Shiseido China Co., Ltd.) and five that commenced operations in the period under review (Beauté Prestige International B.V. (Netherlands), Beauté Prestige International Pte. Ltd. (Singapore), Shiseido Travel Retail Asia Pacific Pte. Ltd., Shiseido Trading S.A.S., and Shiseido Professional (Thailand) Co., Ltd.).

   (Exclusions)
   Excluded from the scope of consolidation in the period under review were the following companies: Shiseido Asia Pacific Co., Ltd., which was liquidated; Haramachi Paper Co., Ltd., which is in the process of liquidation; and Shiseido Beauty Company, Ltd., which merged with GENIC Corporation (the new company changed its name to Shiseido Professional Co., Ltd.) and no longer exists.

   (2) Names of Major Non-consolidated Subsidiaries
   Major non-consolidated Subsidiaries: Beauté Prestige International Ltd. (UK)

   (3) Reasons for excluding non-consolidated subsidiaries from scope of consolidation
   Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings do not have a material effect on the Company's consolidated financial statements, they are not included in the scope of consolidation.

2. Application of the Equity Method
   (1) Affiliated companies to which the equity method is applied: 3
   Major company name: Pierre Fabre Japon Co., Ltd.
   Excluded from the scope of equity method application were Prestilux Inc. and Prestilux North America Inc., which were sold.

   (2) Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings do not have a material effect on the Company's consolidated financial statements, they are not included in the scope of equity method application.

   (3) The latest financial year figures are used for equity-method affiliates with fiscal year-ends that differ from that of the parent company.

3. Fiscal Periods of Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 62 companies—overseas consolidated subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have fiscal years ending December 31. All other consolidated subsidiaries have fiscal years ending March 31. In the year under review, Shiseido Investment Co., Ltd., which had a February year-end, changed its fiscal year-end to March 31.

The consolidated statements of income for the year under review incorporate Shiseido Investment Co., Ltd.'s results for two terms. The most recent financial figures have been used for the 62 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—with fiscal years ending in months other than March. The consolidated statements have been adjusted to reflect significant transactions that took place between the respective fiscal year-ends of those companies and March 31, 2005.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

① Securities

Other securities

Market price applicable: At market, based on market prices at term-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method. However, Investments in Investment Business Limited Liability Partnerships are recognized as securities priced at equivalent to equity holding of Partnership's financial assets, with equity equivalent in Partnership's income/loss recognized as income/loss.

② Inventories

The parent company values inventories at cost, based on the total average method. Consolidated subsidiaries mainly value inventory at cost, determined by the last purchase price method.

(2) Depreciation of Major Depreciable Assets

Buildings (excluding attached facilities) are depreciated in principle using the straight-line method. Other tangible fixed assets are depreciated in principle using the declining-balance method. Intangible fixed assets and long-term prepaid expenses are amortized using the straight-line method. The Company reduced the useful lives of buildings that it plans to take out of operation.

(3) Major Reserves

① Allowance for Doubtful Accounts

As a contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries set aside an allowance, the amount of which is the estimated unrecoverable value of receivables, determined by using the percentage of actual bad-debt loss for ordinary receivables, and by

taking into consideration the possibility of recovering doubtful receivables. Overseas-consolidated subsidiaries, in general, provide allowances in the amount of the estimated unrecoverable value of specific receivables.

② Returned Goods Adjustment Reserve
As a contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

③ Reserve for Employees' Retirement Benefits
As a contingency against expenses arising from the retirement of employees, the Company has set aside a reserve based on the estimated retirement benefit liabilities and pension assets at the end of the year under review.
Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following fiscal year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.
Retirement benefits for corporate officers are included using the same accounting standards as used for the reserve for directors' retirement benefits.

④ Reserve for Directors' and Corporate Auditors' Retirement Benefits
At its Board of Directors meeting for the 104th fiscal term, the Company decided to abolish its directors' and corporate auditors' retirement benefit system as of the date of the General Meeting of Shareholders for the year ended March 31, 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the year ended March 31, 2004, and thus set aside a reserve for this purpose.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen
Financial receivables and payables denominated in foreign currencies are translated into yen at the spot rate effective at the end of the fiscal year. The resulting exchange gains or losses are treated as income or loss. Assets and liabilities of overseas subsidiaries denominated in foreign currencies are translated into yen at the spot rate effective at the respective balance sheet dates of those subsidiaries. Revenues and expenses of overseas subsidiaries are translated into yen at the average exchange rate during the term. The resulting translation adjustments are included in Minority Interests and the Currency Adjustment Accounts item under Shareholders' Equity.

(5) Accounting for Major Lease Contracts
Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are mainly accounted for by a method similar to that applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Financial Figures
Consumption Tax: The Company uses the tax-exclusive method.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries are valued at fair value at the time of capital consolidation.

6. Amortization of Consolidation Adjustment Account

The Consolidation Adjustment Account is amortized over a reasonable time period not exceeding 20 years, with specific items determined on a case-by-case basis.

Non-Consolidated Balance Sheets

(As of March 31, 2005)

(Millions of yen)

	March 31, 2005	March 31, 2004 (For reference)		March 31, 2005	March 31, 2004 (For reference)
ASSETS			**LIABILITIES**		
Current Assets:	**195,624**	**146,989**	**Current Liabilities:**	**100,867**	**89,568**
Cash and Time Deposits	20,652	10,992	Trade Notes Payable	1,871	2,351
Trade Notes Receivable	193	162	Accounts Payable	31,764	30,726
Accounts Receivable	95,109	91,282	Bond Redeemable within 1 Year	—	20,000
Short-Term Investments in Securities	38,564	10,329	Accrued Amount Payable	49,939	24,673
Products and Commodities	4,516	4,075	Income Tax Payable	—	688
Unfinished Products	2,006	2,531	Accrued Expenses	2,596	2,904
Raw Materials and Reserves	4,368	4,094	Deposits Received	304	7,991
Prepaid Expenses	580	491	Affiliated Company Deposits	14,170	—
Short-Term Loans	2,598	2,511	Other Current Liabilities	219	232
Other Receivables	10,975	8,203			
Advances to Affiliates	5,539	6,256	**Long-Term Liabilities:**	**67,801**	**19,644**
Deferred Tax Assets	7,922	5,148	Corporate Bonds	50,000	—
Other Current Assets	2,607	919	Reserve for Employees' Retirement Benefits	12,725	18,654
Less: Allowance for Doubtful Accounts	Δ10	Δ10	Reserve for Directors' Retirement Bonuses	584	802
Fixed Assets:	**344,643**	**341,260**	Other Long-Term Liabilities	4,491	186
Tangible Fixed Assets:	**94,003**	**94,683**			
Buildings	33,842	35,880	**Total Liabilities**	**168,668**	**109,213**
Structures	1,554	1,721			
Machinery and Equipment	9,042	9,860			
Vehicles	201	457	**SHAREHOLDERS' EQUITY**		
Fixtures and Fittings	6,079	6,264	**Capital Stock**	**64,506**	**64,506**
Land	40,064	39,598			
Construction in Progress	3,218	899	**Capital Surplus:**	**70,258**	**70,258**
Intangible Fixed Assets:	**7,520**	**6,814**	Additional Paid-in Capital	70,258	70,258
Leasehold Rights	90	90			
Trademark Rights	80	98	**Earned Surplus:**	**243,429**	**251,857**
Software	7,216	6,492	Earned Surplus Reserve	16,230	16,230
Telephone Rights	132	132	Reserve for Reducing Fixed Assets	2	2
Investments and Other Assets:	**243,118**	**239,762**	Special Reserve	217,044	217,044
Investments in Securities	77,860	56,100	Unappropriated Profit	10,152	18,580
Investment in Stocks of Affiliated Companies	112,116	114,456			
Capital	1,060	20,961	**Securities Evaluation Differential:**	**7,839**	**6,890**
Investments in Affiliated Companies	7,852	6,594	Other Securities Evaluation Differential	7,839	6,890
Long-Term Loans	12,080	12,788			
Long-Term Prepaid Expenses	267	15			
Prepaid Pension Expenses	7,804	—	**Less: Treasury Stock**	**Δ14,434**	**Δ14,475**
Deferred Tax Assets	17,765	21,939			
Other Investments	6,769	6,906	**Total Shareholders' Equity**	**371,598**	**379,036**
Less: Allowance for Doubtful Accounts	Δ458	Δ1			
TOTAL ASSETS	**540,267**	**488,250**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**540,267**	**488,250**

Notes to Non-Consolidated Balance Sheets

1. The financial statements are prepared in accordance with the provisions of Article 200 of the Commercial Code Implementation Rules with respect to English terminology and format. Figures have been rounded down to the nearest million.

2. Short-Term Financial Receivables from Subsidiaries and Affiliates ¥110,367 million
   Long-Term Financial Receivables from Subsidiaries and Affiliates ¥12,144 million

3. Short-Term Financial Payables to Subsidiaries and Affiliates ¥19,921 million

4. Cumulative Depreciation of Tangible Fixed Assets ¥159,769 million

5. In addition to the fixed assets listed in the Balance Sheets, the Company uses some buildings, electronic calculating machines and peripheral equipment under lease contracts.

6. Guaranteed Liabilities ¥32,828 million

7. The Company maintains a reserve for directors' retirement benefits as provided in Article 43 of the rules and regulations of the Commercial Code.

8. Net assets as provided in Article 124-3 of the rules and regulations of the Commercial Code, totaled ¥7,839 million.

(Changes in reporting methods)

1. Pursuant to a partial amendment of the Securities and Exchange Law (Article 97, June 9, 2004), investments in Investment Business Limited Liability Partnerships are now recognized as securities. In the previous fiscal year, these investments (totaling ¥19,695 million) were included in Other Investments. As a result of the amendment, in the year under review, these investments (¥19,417 million) are included under Investments in Securities.

2. Affiliated Company Deposits
   "Affiliated company deposits" are stated as a separate line item effective from the year ended March 31, 2005, as they now account for a significant proportion of total liabilities and shareholders' equity. In the previous fiscal year, they were included as ¥7,758 million in "Deposits" under current liabilities.

Non-Consolidated Statements of Income

(Fiscal Year ended March 31, 2005)

(Millions of yen)

	Year ended March 31, 2005	Year ended March 31, 2004
Net Sales	243,032	218,255
Cost of Sales	122,270	101,455
Gross Income	**120,762**	**116,800**
Selling, General and Administrative Expenses	115,033	99,870
Income from Operations	**5,728**	**16,929**
Other Revenues	15,293	9,941
Interest and Dividend Income	4,022	2,682
Fixed Asset Lending Income	4,141	4,190
Gain from Investment Business Limited Liability Partnerships, etc.	1,801	—
Royalty Income	1,621	1,346
Other	3,706	1,722
Other Expenses	3,602	4,109
Interest Expenses	250	251
Fixed Asset Lending Expenses	2,247	2,406
Other	1,104	1,451
Ordinary Income	**17,419**	**22,760**
Extraordinary Income	998	11,780
Gain on Change of Retirement Benefit System	998	—
Gain on Return of Substiutional Portion of Employees' Pension Fund	—	9,598
Gain on Sale of Fixed Assets	—	2,182
Extraordinary Loss	16,950	10,506
Special Retirement-related Expense	11,711	—
Restructuring Expense	3,591	7,050
Loss on Devaluation of Financial Assets	1,647	304
Office Reorganization Expense	—	1,617
Provision of Reserve for Retirement Benefits for Directors, etc.	—	1,207
Write-off of Inventories	—	326
Income before Income Taxes	**1,467**	**24,034**
Income Taxes	△20	4,080
Adjustment for Corporate Tax, etc.	741	4,151
Net Income	**746**	**15,803**
Income Brought Forward from Previous Term	13,967	7,746
Interim Dividends	4,556	4,558
Differential Loss on Disposal of Treasury Stock	4	5
Loss on Cancellation of Shares	—	405
Unappropriated Profit at Year-End	**10,152**	**18,580**

Notes to Non-Consolidated Statements of Income

1. The financial statements are prepared in accordance with the provisions of Article 200 of the Commercial Code Implementation Rules with respect to English terminology and format. Figures have been rounded down to the nearest million.

2. Transactions with Affiliated Companies

Sales	¥236,512 million
Purchases	¥21,482 million
Non-operating Transactions	¥8,911 million

3. Extraordinary Income

   Gain on Change of Retirement Benefit System

   Gain on change of retirement benefit system stemming from the abolition of part of the existing defined-benefits plan, which was replaced by a defined-contribution plan and a prepaid termination allowance plan.

4. Extraordinary Loss

   Special Retirement-related Expense

   Special retirement-related expense incurred in implementing the Special Early Retirement Incentive Plan.

   Restructuring Expense

Domestic factory restructuring expense	¥1,859 million
Loss on liquidation of affiliated companies	¥1,731 million

   Loss on Devaluation of Financial Assets

Devaluation of stock of affiliated companies	¥968 million
Transfer to allowance for doubtful accounts of affiliated companies	¥457 million
Devaluation of investment securities	¥158 million
Devaluation of capital stock investment	¥63 million

5. Net income per share ¥1.78

(Change in reporting method)

Gain from Investment Business Limited Liability Partnerships, etc.

Gain from Investment Business Limited Liability Partnerships, etc. is stated separately as of the year ended March 31, 2005, because it exceeded 1/100 of total other income. In the year ended March 31, 2004, this item totaled ¥823 million and was included in "Others" under "Other Income."

Notes on Accounting Standards

1. Valuation of securities
   (1) Stock of subsidiaries and affiliates: Valued at cost, based on the moving average method.
   (2) Other securities
   Market price applicable: At market, based on market prices at the fiscal year-end. (Valuation discrepancies are included directly in the capital account, and selling costs are accounted for using the moving average method.)

   Market price not applicable: Primarily valued at cost, based on the moving average method. However, investments in Investment Business Limited Liability Partnerships are recognized as securities price at the equivalent of the Company's equity in the partnership's financial assets, and the equity equivalent in the partnership's profit or loss is recognized as profit or loss.

2. Valuation of inventory: At cost, based on the total average method.

3. Depreciation of fixed assets: Buildings (excluding attached equipment) are depreciated using the straight-line method. Other tangible fixed assets except for buildings are depreciated using the declining balance method. Intangible fixed assets and long-term prepaid expenses are amortized using the straight-line method. The Company reduced the useful lives of building that it plans to take out of operation.

4. Reserves
   (1) Allowance for Doubtful Accounts:
   As a contingency against losses from default of notes and accounts receivable, reserves are determined by using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities.

   (2) Reserve for Employees' Retirement Benefits
   As a contingency against expenses arising from the retirement of employees, the Company has set aside a reserve based on the estimated retirement benefit liabilities and pension assets at the end of the year under review.
   Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial differential is expensed in the following fiscal year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.
   Retirement benefits for corporate officers are included using the same accounting standards as used for the reserve for directors' retirement benefits.

   (3) Reserve for Directors' and Corporate Auditors' Retirement Benefits
   At its Board of Directors meeting for the 104th fiscal term, the Company decided to abolish its directors' and corporate auditors' retirement benefit system as of the date of the General Meeting of Shareholders for the year ended March 31, 2004. For those still serving as of March 31, 2004, the Company has decided to provide

retirement benefits for their duties up to the 104th fiscal term, and thus set aside a reserve for this purpose.

5. Accounting for Lease Contracts
   Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by a method similar to that applicable to ordinary operating leases.

6. Other
   Consumption Tax: Figures in this report are exclusive of consumption tax.

Proposed Appropriation of Retained Earnings

Item	Amount (Yen)
Net Income	10,152,493,008
Reversal of Fixed-Asset Reduction Reserve	2,043,089
Total	**10,154,536,097**
To be appropriated as follows:	
Cash Dividends (¥13.00 per share)	5,386,126,785
Bonuses to Directors	11,000,000
Carried Forward to Next Fiscal Year	4,757,409,312
Total	**10,154,536,097**

Notes: 1. On December 10, 2004, the Company paid interim cash dividends totaling ¥4,556,328,502 (¥11.00 per share).

2. Cash dividends were not paid on the Company's Treasury Stocks (10,244,908 shares).

Copy of the Auditors' Report (Consolidated)

INDEPENDENT AUDITORS' REPORT

May 16, 2005

To: Shiseido Co., Ltd.
Board of Directors

Chuo Aoyama Audit Corporation

Hideo Osugi (Seal)
Representative partner and engagement partner
Certified Public Accountant

Noboru Yoshida (Seal)
Representative partner and engagement partner
Certified Public Accountant

Akihiko Nakamura (Seal)
Representative partner and engagement partner
Certified Public Accountant

We have examined the Consolidated Balance Sheet and the Consolidated Income Statement of Shiseido Co., Ltd. and its subsidiaries for the 105th Business Term from April 1, 2004 to March 31, 2005 pursuant to the provisions of Paragraph 4, Article 19-2 of the "Law Concerning Special Exceptions to the Commercial Code Concerning Audit, Etc. of Joint-Stock Corporations (Kabushiki Kaisha)." Further, the part regarding the accounts of the Company of the Business Report and attached schedules are described based on the records of its accounting books. The management is responsible for preparation of these consolidated statements and attached schedules thereto, and we are only responsible for expressing our opinion on these consolidated statements and attached schedules thereto from a independent position.

Our examination was made in accordance with generally accepted auditing standards. These auditing standards require us to provide a reasonable assurance of whether the statements and attached schedules thereto include any material false representations. The audit will be made based on tests, and includes a review of representations of the statements and attached schedules thereto as a whole including accounting policies adopted by the management and the application method thereof and an assessment of estimates made by the management. As a result of this audit, we believe that we obtained reasonable grounds to represent our opinion. This audit includes procedures for auditing for the subsidiaries and the consolidated subsidiaries, which we carried out, as we considered necessary.

As a result of our audit, in our opinion, the consolidated statements referred to above present fairly the financial position and the results of operations of Shiseido Co., Ltd. and its subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

Chuo Aoyama Audit Corporation and the Certified Public Accountants in charge have no interests with the Company which are defined by the provisions of the Law Concerning Certified Public Accountants.

Copy of the Board of Corporate Auditors' Report (Consolidated)

AUDIT REPORT ON CONSOLIDATED STATEMENTS

By an unanimous decision, this Board of Corporate Auditors prepared and report upon the following audit report regarding the consolidated statements, the consolidated Balance Sheet and the consolidated Income Statement, during the 105th Business Term from April 1, 2004 to March 31, 2005, the results of deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1. Summary of method of audit

Each Corporate Auditor, subject to, *inter alia*, the audit policy set up by the Board of Corporate Auditors and the audit policy of the current Business Term and duties of audit plan business assigned to each Corporate Auditor, received from Directors, etc., and Independent Public Accountants reports and explanations about the consolidated statements.
Each of Corporate Auditors has also required reports on accounting from the Company's subsidiaries and the consolidated subsidiaries, has visited the principle subsidiaries and the consolidated subsidiaries when deemed it necessary, and has examined business and financial conditions.

2. Result of audit
   (1) The method and results of auditing carried out by Chuo Aoyama Audit Corporation, Independent Public Accountants, are appropriate.
   (2) As a result of our investigation of the subsidiaries and the consolidated subsidiaries, there are no matters that ought to be pointed out in respect of the consolidated statements.

May 20, 2005

Board of Corporate Auditors of
Shiseido Co., Ltd.

Senior Corporate Auditor (full-time)
Kazunari Moriya (Seal)
Corporate Auditor (full-time)
Isao Isejima (Seal)
Corporate Auditor
Eiko Oya (Seal)
Corporate Auditor
Hiroshi Yasuda (Seal)

(Note)
Ms. Eiko Oya and Mr. Hiroshi Yasuda are external Corporate Auditors set forth in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).

- End -

Copy of the Auditors' Report

INDEPENDENT AUDITORS' REPORT

May 16, 2005

To: Shiseido Co., Ltd.
Board of Directors

Chuo Aoyama Audit Corporation

Hideo Osugi (Seal)
Representative partner and
engagement partner
Certified Public Accountant

Noboru Yoshida (Seal)
Representative partner and
engagement partner
Certified Public Accountant

Akihiko Nakamura (Seal)
Representative partner and
engagement partner
Certified Public Accountant

We have examined the Balance Sheet, the Income Statement, the Business Report (limited to the part regarding the accounts of the Company) and the Proposed Appropriation of Retained Income and attached schedules thereto (limited to the part regarding the accounts of the Company) of Shiseido Co., Ltd. (the Company) for the 105th Business Term from April 1, 2004 to March 31, 2005 pursuant to the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Concerning Audit, Etc. of Joint-Stock Corporations (Kabushiki Kaisha)." Further, the part regarding the accounts of the Company of the Business Report and attached schedules are described based on the records of its accounting books. The management is responsible for preparation of these statements and attached schedules thereto, and we are only responsible for expressing our opinion on these statements and attached schedules thereto from an independent position.

Our examination was made in accordance with generally accepted auditing standards. These auditing standards require us to provide a reasonable assurance of whether the statements and attached schedules thereto include any material false representations. The audit will be made based on tests, and includes a review of representations of the statements and attached schedules thereto as a whole including accounting policies adopted by the management and the application method thereof and an assessment of estimates made by the management. As a result of this audit, we believe that we obtained reasonable grounds to represent our opinion. This audit includes procedures for auditing for subsidiaries, which we carried out as we considered necessary.

We, after examination, hereby report as follows:

(1) The Balance Sheet and the Income Statement fairly set forth the financial condition and state the profit and loss of the Company in accordance with laws and ordinances and the Articles of Incorporation.
(2) The Business Report (limited to the part regarding the accounts of the Company) fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.
(3) The Proposal for Appropriation of Profits is in conformity with laws and ordinances and the Articles of Incorporation.
(4) There exist no matters in the attached schedules (limited to the part regarding the accounts of the Company) to be pointed out in accordance with the provisions of the Commercial Code of Japan.

Chuo Aoyama Audit Corporation and the Certified Public Accountants in charge have no interests with the Company which are defined by the provisions of the Law Concerning Certified Public Accountants.

Copy of the Board of Corporate Auditors' Report

AUDIT REPORT

This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 105th Business Term from April 1, 2004 to March 31, 2005, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1. Summary of method of audit

Each Corporate Auditor, subject to, *inter alia*, the audit policy set up by the Board of Corporate Auditors and the audit policy of the current Business Term and audit plans, etc., has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors, etc., reports on the business and heard from audit divisions, etc., about the execution status of their duties. Furthermore, each Corporate Auditor perused the documents whereby the important decisions were made, and examined business and financial conditions (including the internal control system such as structure of observance of laws and risk management structure) at the head office and the principal offices. In addition, we received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules. Each of Corporate Auditors has also required reports on business from the Company's subsidiaries, has visited the principle subsidiaries when deemed it necessary, and has examined business and financial conditions.

As for the transactions between Directors acting on their own behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions in detail by receiving reports from the Directors, as necessary, in addition to the method of audit mentioned above.

2. Result of audit

(1) The method and results of auditing carried out by Chuo Aoyama Audit Corporation, Independent Public Accountants, are appropriate.

(2) The Business Report fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3) With respect to the item concerning the proposal for appropriation of profits, nothing unusual is to be pointed out in accordance with the financial condition of the Company and other circumstances.

(4) The attached schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.

(5) With respect to the performance of their duties by the Directors, no illegal act nor any fact which is in violation of the laws and ordinances and the Articles of Incorporation is ascertainable.

We confirm that there is no illegal acts of Directors with respect to transactions between Directors acting on their behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of

business between its subsidiaries and the Company or between its shareholders and the Company and acquisition and disposal of the Company's own shares and the like.

(6) With respect to the performance of their duties by the Directors concerning internal control system, nothing unusual is to be pointed out.

(7) As a result of our investigation in the subsidiaries, there are no matters that ought to be pointed out in respect of performance of their duties by the Directors.

May 20, 2005

Board of Corporate Auditors of
Shiseido Co., Ltd.

Senior Corporate Auditor (full-time)
Kazunari Moriya (Seal)
Corporate Auditor (full-time)
Isao Isejima (Seal)
Corporate Auditor
Eiko Oya (Seal)
Corporate Auditor
Hiroshi Yasuda (Seal)

(Notes)
Ms. Eiko Oya and Mr. Hiroshi Yasuda are external Corporate Auditors set forth in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).

- End -

Reference Materials Concerning the Exercise of Voting Rights

1. Total number of voting rights held by shareholders: 408,795
2. Items of Business and Matters for Reference:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings for the 105th Business Term

The proposal for Appropriation of Retained Earnings is as stated on page 42 of the Notice of Convocation in this translated document.

The Company aims to "realize shares total returns" with direct profits return to the shareholders adding medium to long-term share value increases. Pursuant to this concept, the Company's basic investment policies are to make strategic investments leading to new development and stable dividends and to apply with priority to acquisitions of the Company's own shares with rapidity.

As a tentative figure of profits return, the Company sets the ratio of the total of the dividends and acquisitions of the Company's own shares against the Consolidated Income as the "Inclination to Total Return" and views it approximately 60 % with medium-term basis. It is the Company's policy to enhance the ratio of dividends against the total return in the future.

The Company would like to appropriate the profits for this Term in light of these results in the same way as the preceding Term. As the cash dividend for the Term, we propose increasing dividends by ¥2 per share from the preceding Term to ¥13 per share, bringing the total annual dividends for the Term to ¥24 per share including interim dividends which were ¥11.

Second Item of Business: Amendment to a Part of the Articles of Incorporation

1. The background to the amendments

(1) Amendment to Article 4 to in order to make Public notices of the Company by Electric Publication.

Due to the enforcement of the "Law Regarding the Amendment to a Part of the Commercial Code, etc. of Japan in order to introduce Electric Publication Measures" (Law No. 87, 2004) on February 1, 2005, Electric Publication Measures have been introduced which shall enable a company to make a publication in its homepage on the Internet. The Company shall, considering generalization of Internet-use in Japan and reduction in publication expenses, adopt Electric Publication and Article 4 shall be amended accordingly.

(2) Establishment of Articles with regard to Reduction in Responsibilities of Directors and Corporate Auditors

Due to the "Law Regarding the Amendment to a Part of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha)" (Law No. 149, 2001) enforced on May 1, 2002, in order to have the Directors and Corporate Auditors fully exercise their expected functions, by setting a certain limitation to the Responsibilities of Directors and Corporate Auditors against

the Company, Article 25 (Reduction of liabilities of Directors) and Article 33 (Reduction of liabilities of Corporate Auditors) shall be newly established. In regards to the proposal of the new establishment of Article 25 with regard to Limitation to the Responsibilities of Directors at this meeting, the consent of the Board of Corporate Auditors has been obtained.

(3) As a result of the new establishment of Articles 25 and 33 as mentioned above, the numbers of each Article from and after Article 25 of the current Articles of Incorporation shall be removed down.

2. Details of the amendments

Details of the amendments are as follows:

(Underlined parts are amended)

Before amendment	After amendment
Article 4. (Method of giving public notices) Public notices of the Company shall be inserted in the Nihon Keizai Shimbun published in Tokyo.	Article 4. (Method of giving public notices) Public notices of the Company shall be given in electronic form. In the event of any accident or any other unavoidable cause that prevents a public notice in electronic form, such public notice shall be inserted in the Nihon Keizai Shimbun.
(Newly provided)	Article 25. (Reduction of liabilities of Directors) The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from liabilities for any act as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent allowed by laws or ordinances, in accordance with the provision of Article 266, paragraph 12 of the said code.
Article 25. to Article 31. [Descriptions omitted]	Article 26. to Article 32. [Not amended]
(Newly provided)	Article 33. (Reduction of liabilities of Corporate Auditors) The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor (including any former Corporate Auditor) from liabilities to the extent allowed by laws or ordinances, in accordance with the provision of Article 280, paragraph 1 of the Commercial Code of Japan.
Article 32. to Article 35. [Descriptions omitted]	Article 34. to Article 37. [Not amended]

Third Item of Business: Election of Seven (7) Directors

In order to give greater importance than before to the management responsibility of Directors and to have you, our shareholders, confirm your confidence in the Directors every year, the Articles of Incorporation provides that the term of office of Directors is one year.

Pursuant to the Articles of Incorporation, the term of office of all of the seven (7) Directors will expire at the close of this meeting. Therefore, it is proposed that seven (7) Directors be elected.

The candidates are as follows:

(Candidates for Directors)

No	Name (Date of birth)	Career summary (If being the representative of any other company, a description is provided.)	Number of shares of the Company owned
1	Morio Ikeda (December 25, 1936)	Apr. 1961: Joined the Company Jun. 1990: Director General Manager of Executive Department Jun. 1995: Executive Director Jun. 1997: Representative Director [incumbent] Senior Executive Director Jun. 2000: Executive Vice President Jun. 2001: President & CEO [incumbent]	46,000
2	Shinzo Maeda (February 25, 1947)	Apr. 1970: Joined the Company Jun. 1996: General Manager of New Cosmetic Marketing Department, Cosmetics Marketing Division Jun. 1997: General Manager of International Business Department (I) and International Strategic Marketing Department, International Operations Division Dec. 1997: Chief Officer of Asia-Pacific Headquarters, International Operations Division Jan. 2000: General Manager of International Marketing Department, Self-Selection Products, Cosmenity Value Creation Division Apr. 2001: General Manager of Training Department, Cosmetics Strategic Planning Division Jan. 2003: General Manager, Corporate Planning Department Jun. 2003: Director [incumbent] Corporate Officer [incumbent] Apr. 2004: General Manager of Corporate Planning Department	6,000

3	Seiji Nishimori (October 13, 1943)	Apr. 1967: Joined the Company Jun. 1994: President & Representative Director of Shiseido Osaka Sales, Co., Ltd. Jun. 1996: Director & General Manager of Sales Support Department of Shiseido Sales, Co., Ltd. Jun. 1997: General Manager of Sales Support & Administration Department Fine Toiletry Operations Division Oct. 2000: Senior Executive Director of FT Shiseido Co., Ltd. Jun. 2001: Corporate Officer Chief Officer of Logistics Division, Shiseido, Co., Ltd. Jun. 2003: Corporate Executive Officer [incumbent] Chief Officer of Domestic Sales Division, Structured Retail Stores, Cosmetics Business Headquarters Apr. 2004: Vice Chief Officer of Cosmetics Business Division Apr. 2005: Responsible for Domestic Shiseido Group Sales [incumbent] Responsible for Retail Promotion Planning [incumbent]	6,000
4	Toshimitsu Kobayashi (June 24, 1948)	Apr. 1971: Joined the Company Apr. 1999: General Manager of Nagoya Branch of Shiseido Cosmetics Sales Co., Ltd. Jun. 2002: Corporate Officer Director and General Manager of Osaka Branch of Shiseido Sales Co., Ltd. Apr. 2004: Corporate Executive Officer [incumbent] Chief Officer of Cosmetics Business Division [incumbent] President & CEO of Shiseido Sales Co., Ltd. [incumbent] Jun. 2004: Director [incumbent] Current representation of other company: President & CEO of Shiseido Sales Co., Ltd.	2,000

5.	Yasuhiko Harada (July 9, 1947)	Jul. 1971: Joined the Company Jun. 1996: General Manager of Financial Department Dec. 1997: Head of Investor Relations, Financial Department Jun. 2001: General Manager of Internal Audit Department Apr. 2003: General Manager of Corporate Restructuring Department Jun. 2003: Corporate Officer [incumbent] Apr. 2004: General Manager of Internal Audit Department Apr. 2005: Responsible for Investor Relations, Finance [incumbent]	3,000
6	Kimie Iwata (April 6, 1947)	Apr. 1971: Entered the Ministry of Health, Labour and Welfare Apr. 1991: Director, Welfare Division, Worker's Welfare Department, Labour Relations Bureau Jun. 1992: Director, Policy Planning Division, Women's Bureau Jul. 1994: Director, International Labour Affairs Division, Minister's Secretariat Jun. 1995: Director, Personnel Affairs Division, Minister's Secretariat Jul. 1996: Ministerial Councilor (Human Resources Development), Minister's Secretariat Oct. 1998: Assistant Minister of Labour Jan. 2001: Director-General, Equal Employment, Children and Families Bureau, Ministry of Health, Labour and Welfare Dec. 2003: Corporate Advisor [full-time] of Shiseido Co., Ltd. Apr. 2004: General Manager of CSR Department Jun. 2004: Director [incumbent] Corporate Officer [incumbent] Apr. 2005: Responsible for H&BC Business [incumbent] Responsible for Domestic Non-Shiseido Brand Business [incumbent]	3,000

7	Masaaki Komatsu (January 4, 1947)	Apr. 1969: Joined the Company Jun. 1996: President & Representative Director of Shiseido International France SAS Dec. 2000: President & Representative Director of Shiseido Kako Co., Ltd. Jun. 2001: General Manager of Production Strategic Planning Department, Production Division Jun. 2002: General Manager of International Business Planning Department, International Operations Division Jan. 2003: General Manager of International Business Planning Department, International Operations Headquarters Jun. 2003: Director [incumbent] Corporate Officer [incumbent] Apr. 2004: General Manager of International Business Division [incumbent]	4,000

Note: Each candidate for Directors has no special interests in the Company.

Fourth Item of Business: Election of One (1) Corporate Auditor

In order to improve and reinforce the audit structures of the Company in the future, it is proposed that one (1) Corporate Auditor be elected to increase the number of Corporate Auditors from 4 at present to 5.

In regards to the proposal of this item of Business at this meeting, the consent of the Board of Corporate Auditors has been obtained.

The candidate is as follows:

(Candidate for Corporate Auditor)

Name (Date of birth)	Career summary (If being the representative of any other company, a description is provided.)	Number of shares of the Company owned
Akio Harada (November 3, 1939)	Apr. 1965: Public prosecutor of the Tokyo District Public Prosecutors Office Jul. 1975: First secretary of Japanese Embassy in the U.S. Apr. 1988: Chief of Personnel Division of Secretariat of the Minister of Justice Apr. 1992: Chief public prosecutor of the Morioka District Public Prosecutor Office Dec. 1993: Director-General of the Secretariat of the Ministry of Justice Jan. 1996: Chief of Criminal Affairs Bureau of Ministry of Justice	0

	Jun. 1998: Administrative Vice-Minister for Justice Dec. 1999: Superintendent public prosecutor of the Tokyo High Prosecutor's Office Jul. 2001: Public Prosecutor General Oct. 2004: Registered as a lawyer [incumbent]	

Notes: 1. Mr. Akio Harada is candidate for external Corporate Auditor set forth in Article 18, Section 1 of the Law concerning Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Corporations (Kabushiki Kaisha).
2. The candidate does not have any special interest in the Company.

Fifth Item of Business: Revision of Remuneration for the Corporate Auditors

While the monthly amount of the Corporate Auditors' remuneration of the Company was approved at the 95th ordinary general meeting of the shareholders held on June 29, 1995 to be 8 million (8,000,000) yen or less, it is requested to revise the monthly amount to be 10 million (10,000,000) yen or less since the number of the Corporate Auditors is to be increased for the purpose of strengthening and reinforcing the audit structures of the Company.

The number of the Corporate Auditors is four at present. If the Fourth Item of Business shall be approved according to the original Item, the number of the Corporate Auditors shall become 5.

Sixth Item of Business: Issuance of stock acquisition rights as Stock Options as executive compensation-type stock options

The Company abolished its traditional policy of officers' retirement gratuities, which had been fixed factors, as of June 29, 2004 on which the 104th Ordinary General Meeting of Shareholders was held and has since endeavored to make its executive compensation system in entirety more transparent and objective. The new executive compensation policy is a result of discussions at the Compensation Advisory Committee of the Company after giving full consideration from the perspective of outsiders, including experts.

Under the new executive compensation policy, the portion of basic compensation, which is fixed, has been reduced substantially and the percentage of performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, has been raised to approximately 50% from approximately 30% under the previous policy. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock compensation-type stock options as medium-term incentives" based on the targets of the three-year plan, which has started as from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with the shareholders. Thus, the new policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock prices from not only single-year but also medium- and long-term perspectives.

This Sixth Item of Business relates to the two types of stock options under the above mentioned new executive compensation policy. Therefore, it is proposed to be approved that the issue of stock acquisition rights as stock options, under the following terms and conditions,

to the third party other than shareholders with particularly advantageous conditions pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan.

1 Stock compensation-type stock options as medium-term incentives

(1) Reason for the issuance of stock acquisition rights:

To make the Directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to issue stock acquisition rights as stock options, free of charge.

The stock acquisition rights, which are characterized as compensation linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be ¥1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its Directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate of achievement of targets under the plan be reached.

(2) Outline of the issuance of stock acquisition rights:

① Qualified grantees of stock acquisition rights:

Directors and corporate officers of the Company.

② Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 410,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

③ Total number of stock acquisition rights to be issued:

Not exceeding 410 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).
Provided, however, that in case of an adjustment to the number of shares as set forth in item 2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

④ Issue price of each stock acquisition right:

Free of charge.

⑤ Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be ¥1 and the paid-in amount per stock acquisition right shall be ¥1,000; provided, however, that in case of an adjustment to the number of shares to be issued or transferred for each stock acquisition right, the paid-in amount per stock acquisition right shall be an amount obtained by multiplying the paid-in amount of ¥1 per share by the number of shares as adjusted.

⑥ Stock acquisition right exercise period:

From July 1, 2008 to June 30, 2011, as determined by the Board of Directors.

⑦ Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Notwithstanding the above provision, if any grantee of stock acquisition rights leaves office as Director or corporate officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after July 28, 2005 up to March 31, 2008, the number of stock acquisition rights that he/she is entitled to exercise shall be reduced in accordance with the period of his/her service as such.

3. Based on the target ratio of 8% of operating income to sales on a consolidated basis for the year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any grantee of stock acquisition rights shall be entitled to exercise his/her stock acquisition rights according to the rate of achievement; provided, however, that the rate of achievement so calculated shall not exceed 110%.

4. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

5. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

⑧ Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in a "contract of granting stock acquisition rights" or in the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as the condition of the exercise of the rights stipulated in item 7) above is not satisfied, the Company may cancel his/her stock acquisition rights without consideration.

⑨ Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

2 Stock options as long-term incentives

(1) Reason for the issuance of stock acquisition rights:

To link compensation of the Directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue stock acquisition rights as stock options, free of charge.

The stock acquisition rights are stock options characterized as compensation linked with its stock prices as long-term incentives to the Directors and corporate officers of the Company.

(2) Outline of the issuance of stock acquisition rights:

① Qualified grantees of stock acquisition rights:

Directors and corporate officers of the Company.

② Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 320,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

③ Total number of stock acquisition rights to be issued:

Not exceeding 320 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

④ Issue price of each stock acquisition right:

Free of charge.

⑤ Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting

retrospectively from the day immediately preceding the issue date of the stock acquisition rights multiplied by 1.05 (with any fraction of one yen rounded upward to the nearest one yen), provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

⑥ Stock acquisition right exercise period:

From July 1, 2007 to June 28, 2015, as determined by the Board of Directors.

⑦ Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

⑧ Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as Director or corporate officer of the Company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

⑨ Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

Seventh Item of Business: Issuance of stock acquisition rights as Stock Options as employees incentive-type and reward-type stock options

The Company would like to ask you to approve the issuance of stock acquisition rights on specifically favorable conditions to parties other than shareholders as follows pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1 Employee-incentive-type stock options

(1) Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

(2) Outline of the issuance of stock acquisition rights:

① Qualified grantees of stock acquisition rights:

Employees of the Company and the directors and employees of the Shiseido group companies.

② Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 2,200,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted = Number of shares before adjustment x Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

③ Total number of stock acquisition rights to be issued:

Not exceeding 2,200 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

④ Issue price of each stock acquisition right:

Free of charge.

⑤ Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day

immediately preceding the issue date of the stock acquisition rights multiplied by 1.05 (with any fraction of one yen rounded upward to the nearest one yen), provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

⑥ Stock acquisition right exercise period:

From July 1, 2007 to June 30, 2010, as determined by the Board of Directors.

⑦ Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or any Shiseido group company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be

adopted at the Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

⑧ Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or any Shiseido group company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

⑨ Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

2 Reward-type stock options

(1) Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

(2) Outline of the issuance of stock acquisition rights:

① Qualified grantees of stock acquisition rights:

Directors, corporate officers and employees of the Company and the Shiseido group companies.

② Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding 200,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

③ Total number of stock acquisition rights to be issued:

Not exceeding 200 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

④ Issue price of each stock acquisition right:

Free of charge.

⑤ Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights (with any fraction of one yen rounded upward to the nearest one yen), provided, however, that such paid-in amount shall not fall below the closing price on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to

the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

⑥ Stock acquisition right exercise period:

From October 1, 2005 to March 31, 2009, as determined by the Board of Directors.

⑦ Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or any Shiseido group company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the Ordinary General Meeting of Shareholders and the meeting of the Board of Directors for the issuance of the stock acquisition rights.

⑧ Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange

agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or any Shiseido group company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

⑨ Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

-End